Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215274

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 7 DATED NOVEMBER 28, 2017
TO THE PROSPECTUS DATED AUGUST 1, 2017
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated August 1, 2017. This Supplement No. 7 supersedes and replaces all previous supplements to the prospectus. On November 14, 2017, we filed with the United States Securities and Exchange Commission (the SEC) our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 (the 10-Q). The 10-Q (excluding the exhibits thereto) is attached as Annex A to this Supplement No. 7. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offerings of shares of Cole Credit Property Trust V, Inc.;
(2)	a potential indirect change of control of our advisor, dealer manager, property manager and sponsor;
(3)	recent real property investments and debt;
(4)	an update to the advisory agreement;
(5)	updated description of shares;
(6)	updates to our risk factors;
(7)	compensation, fees and reimbursements paid or payable to our advisor and its affiliates as of and for the nine months ended September 30, 2017;
(8)	updated selected financial data;
(9)	updated distribution and share redemption information;
(10)	an update to restrictions on roll-up transactions;
(11)	updates to compensation;
(12)
a revised form of our Initial Subscription Agreement, attached as Appendix B to our prospectus, and a revised form of our Additional Subscription Agreement, attached as Appendix C to our prospectus; and

(13)	our updated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, as disclosed in the 10-Q attached hereto as Annex A.
OPERATING INFORMATION
Status of Our Public Offerings
The registration statement for our follow-on offering of $1,500,000,000 in shares of common stock was declared effective by the SEC on August 1, 2017. Of these shares, we are offering up to $1,200,000,000 in shares of common stock pursuant to the primary portion of our follow-on offering, consisting of two classes of shares: $660,000,000 in shares of Class A common stock (Class A shares) and $540,000,000 in shares of Class T common stock (Class T shares). We are also offering up to $300,000,000 in shares pursuant to the distribution reinvestment plan portion of our follow-on offering. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan.
As of October 31, 2017, we had accepted investors’ subscriptions for, and issued, a total of approximately 544,000 shares of our common stock in our follow-on offering, resulting in gross proceeds to us of approximately $13.9 million ($9.5 million in Class A shares and $4.4 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan). As of October 31, 2017, approximately $1.5 billion in shares of our common stock remained available for sale in our follow-on offering. Combined with our initial public offering, we have issued a total of approximately 15.9 million shares of our common stock in our initial offering and our follow-on offering, resulting in gross proceeds to us of approximately $398.9 million ($369.2 million in Class A shares and $29.7 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan) as of October 31, 2017.
We will offer shares of our common stock pursuant to the follow-on offering until August 1, 2019, unless our board of directors terminates this offering at an earlier date or all shares being offered have been sold. If all of the shares we are offering have not been sold by August 1, 2019, we may extend this offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of this offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

PROSPECTUS UPDATES
Potential Indirect Change of Control of Our Advisor, Dealer Manager, Property Manager and Sponsor
The prospectus is hereby supplemented to include the following information regarding the ownership of our external advisor, dealer manager, property manager and sponsor. All applicable references in the prospectus are hereby supplemented and revised accordingly.
On November 13, 2017, VEREIT OP, the operating partnership of VEREIT, entered into a purchase and sale agreement with CCA Acquisition, LLC (the Purchaser), an affiliate of CIM Group, LLC, pursuant to which the Purchaser will acquire all of the issued and outstanding shares of common stock (the Transaction) of Cole Capital Advisors. Cole Capital Advisors directly or indirectly owns and/or controls our advisor, dealer manager, property manager and our sponsor. The completion of the Transaction is subject to the receipt of regulatory approvals and other customary conditions and is expected to occur at the end of the fourth quarter of 2017 or during the first quarter of 2018, although no assurances can be given regarding the completion of the Transaction within this timeframe, or at all.
At the closing, VEREIT OP and Cole Capital Advisors will enter into a services agreement (the Services Agreement), pursuant to which VEREIT and VEREIT OP will continue to provide certain services to Cole Capital Advisors and its subsidiaries and to us, CCPT IV, CCIT II, CCIT III and Cole Income NAV Strategy (collectively with us, CCPT IV, CCIT II, CCIT III and Cole Income NAV Strategy, the Cole REITs), including operational real estate support. VEREIT and VEREIT OP will continue to provide such services through March 31, 2019 (or, if later, the date of the last government filing other than a tax filing made by any of the Cole REITs with respect to its 2018 fiscal year) and will provide consulting and research services through December 31, 2023 as requested by Cole Capital Advisors.
Despite the indirect change of control that would occur for our advisor, dealer manager, property manager and sponsor upon consummation of the Transaction, such entities are expected to continue to serve us in their respective capacities following the consummation of the Transaction. In addition, in connection with the Transaction, CIM Group, LLC is expected to propose an affiliated director and an independent director to our board of directors.
Recent Real Property Investments and Debt
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 14 of the prospectus and “Investment Objectives and Policies — Real Property Investments” beginning on page 106 of the prospectus.
Description of Real Estate Investments
As of November 9, 2017, we, through separate wholly-owned limited liability companies and limited partnerships, owned 134 properties, acquired for an aggregate purchase price of $611.4 million, located in 33 states, consisting of nine anchored shopping centers and 125 retail properties, comprising an aggregate of approximately 3.1 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired seven properties between June 20, 2017 and November 9, 2017, which are noted in the tables below. In general, our properties are acquired through the use of proceeds from our public offerings and debt borrowings.

Property Description	Tenant Industry	Number of Tenants	Tenant(s) (1)	Rentable Square Feet (2)
Tractor Supply — Logan, WV	Home and Garden	1	Tractor Supply	19,097
Western Crossing — Jacksonville, NC	Various	6	Various	68,508
Derby Marketplace — Derby, KS	Various	3	Various	100,000
Fairlane Green II — Allen Park, MI	Various	2	LA Fitness & Best Buy	95,000
Pick ‘N Save — Waterford, WI	Grocery	1	Pick ‘N Save	42,856
Tractor Supply — Shelbyville, IL	Home and Garden	1	Tractor Supply	19,097
Tractor Supply — Carlyle, IL	Home and Garden	1	Tractor Supply	19,097
				363,655
________________

(1)	The tenant name represents the commonly-used tenant name and does not necessarily represent the legal name that is party to the lease agreement.

(2)	Includes square feet of buildings that are on land subject to ground leases.

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Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees and Expenses Paid or Due to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Tractor Supply — Logan, WV	August 10, 2017	2016	$3,671,875	$91,797	6.40%	7.13%	100%
Western Crossing — Jacksonville, NC	August 18, 2017	2015	12,190,000	304,750	7.98%	8.33%	100%
Derby Marketplace — Derby, KS	August 22, 2017	2015	11,225,000	280,625	7.02%	7.35%	100%
Fairlane Green II — Allen Park, MI	August 30, 2017	2006	18,400,000	460,000	7.60%	7.60%	100%
Pick ‘N Save — Waterford, WI	October 2, 2017	1995	4,778,906	119,473	6.95%	6.95%	100%
Tractor Supply — Shelbyville, IL	November 3, 2017	2017	3,053,846	76,346	6.50%	6.84%	100%
Tractor Supply — Carlyle, IL	November 3, 2017	2017	3,076,923	76,923	6.50%	6.83%	100%
			$56,396,550	$1,409,914
________________

(1)	Purchase price does not include acquisition-related expenses.

(2)
Fees and expenses paid or due to sponsor are payments we made or owe to an affiliate of our advisor for acquisition fees and expenses in connection with the property acquisition. For more detailed information on fees and expenses paid to our advisor or its affiliates, see the section captioned “Management Compensation” of the prospectus.

(3)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the estimated cost of significant capital improvements to be incurred in the first year of ownership, if any, and exclusive of acquisition-related fees and expenses. In general, our properties are subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease over the non-cancelable lease term at the respective property divided by the property’s purchase price, plus the estimated cost of significant capital improvements to be incurred over the ten-year period subsequent to the acquisition date, if any, exclusive of acquisition-related fees and expenses. In general, our properties are subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

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The following table sets forth the principal provisions of the lease terms for the major tenants at each of the properties listed above:

Property	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Effective Annual Base Rent (3)		Effective Annual Base Rent per Square Foot (3)	Lease Term (4)
Tractor Supply — Logan, WV	Tractor Supply	19,097	100%	4/5 yr.	$235,000	(5)	$12.31	8/10/2017	–	3/31/2031
Western Crossing — Jacksonville, NC	Burlington Coat Factory	55,000	80%	4/5 yr.	$660,000	(6)	$12.00	8/18/2017	–	2/28/2031
	Rack Room Shoes	6,000	9%	2/5 yr.	$129,000		$21.50	8/18/2017	–	11/30/2022
Derby Marketplace — Derby, KS	Hobby Lobby	55,000	55%	4/5 yr.	$330,000	(6)	$6.00	8/22/2017	–	9/30/2030
	Ross	25,000	25%	4/5 yr.	$262,500	(6)	$10.50	8/22/2017	–	1/31/2027
	T.J. Maxx	20,000	20%	4/5 yr.	$195,000		$9.75	8/22/2017	–	3/31/2026
Fairlane Green II — Allen Park, MI	LA Fitness	50,000	53%	3/5 yr.	$825,308		$16.51	8/30/2017	–	7/31/2027
	Best Buy	45,000	47%	4/5 yr.	$573,750		$12.75	8/30/2017	–	3/31/2023
Pick ‘N Save — Waterford, WI	Pick ‘N Save	42,856	100%	4/5 yr.	$332,134		$7.75	10/2/2017	–	12/31/2028
Tractor Supply — Shelbyville, IL	Tractor Supply	19,097	100%	4/5 yr.	$198,500	(7)	$10.39	11/3/2017	–	3/31/2032
Tractor Supply — Carlyle, IL	Tractor Supply	19,097	100%	4/5 yr.	$200,000	(7)	$10.47	11/3/2017	–	9/30/2032
________________

(1)
Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property, or those tenants whose annual rental revenue accounts for greater than 10% of the property’s annual rental revenue. The tenant name represents the commonly-used tenant name and does not necessarily represent the legal name of the entity that is party to the lease agreement.

(2)	Represents the number of renewal options and the term of each option.

(3)
Effective annual base rent and effective annual base rent per square foot include adjustments for rent concessions or abatements, if any. In general, these properties are subject to long term triple- or double-net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(4)	Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised.

(5)	The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.

(6)	The annual base rent under the lease increases every five years by $0.50 per square foot of the then-current annual base rent.

(7)	The annual base rent under the lease increases every five years by 5% of the then-current annual base rent.

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The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives and Policies — Tenant Lease Expirations” on page 113 of the prospectus.
The following table sets forth the aggregate lease expirations for our properties that have been acquired as of November 9, 2017, for each of the next 10 years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for the leases that expire during the respective year.

Year Ending December 31,	Number of Leases Expiring	Leased Square Feet Expiring (1)	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2017	3	15,910	$302,663	1%
2018	10	33,189	606,866	1%
2019	13	67,772	978,563	2%
2020	17	84,661	1,226,846	3%
2021	14	131,925	1,268,744	3%
2022	13	137,704	1,718,566	4%
2023	8	110,060	1,414,161	3%
2024	20	297,369	3,551,268	8%
2025	17	355,504	4,060,184	9%
2026	2	146,078	1,058,640	2%
Thereafter	94	1,675,642	27,985,884	64%
	211	3,055,814	$44,172,385	100%
________________
(1) Includes square feet of the buildings on land parcels subject to ground leases.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Depreciable Tax Basis” beginning on page 114 of the prospectus.
Depreciable Tax Basis
For federal income tax purposes, the aggregate preliminary depreciable basis in the properties acquired since June 20, 2017 is approximately $46.5 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period using a straight-line method, mid-month convention and depreciate land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method, half-year convention. We currently have no plans for any significant renovations, improvements or development of the properties described in this supplement that would be an additional cost to us, and we believe the properties described in this supplement are adequately insured. The depreciable basis in these properties is estimated, as of November 9, 2017, as follows:

Property	Depreciable Tax Basis
Tractor Supply — Logan, WV	$3,025,625
Western Crossing — Jacksonville, NC	10,044,560
Derby Marketplace — Derby, KS	9,249,400
Fairlane Green II — Allen Park, MI	15,161,600
Pick ‘N Save — Waterford, WI	3,937,819
Tractor Supply — Shelbyville, IL	2,516,368
Tractor Supply — Carlyle, IL	2,535,385
$46,470,757

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Debt
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Borrowing Policy” on page 17 of the prospectus, “Investment Objectives and Policies — Borrowing Policies” beginning on page 103 of the prospectus and “Investment Objectives and Policies — Net Debt Leverage Ratio” beginning on page 118 of the prospectus.
Net Debt Leverage Ratio
As of September 30, 2017, our ratio of debt to the cost (before deducting depreciation or other non-cash reserves) of our gross assets was 47.0%, and our ratio of debt to the fair market value of our gross assets was 43.8%.
Our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage, and we therefore believe that the presentation of net debt provides useful information to investors. Net debt is a non-GAAP measure used to show our outstanding principal debt balance, excluding certain GAAP adjustments, such as premiums or discounts, less all cash and cash equivalents. As of September 30, 2017, our net debt leverage ratio, which is the ratio of net debt to total gross real estate assets net of gross intangible lease liabilities, was 46.7%. The following table provides a reconciliation of the credit facility and notes payable, net balance, as reported on our condensed consolidated unaudited balance sheet, to net debt as of September 30, 2017 (dollar amounts in thousands):

Balance as of September 30, 2017
Credit facility and notes payable, net	$282,434
Deferred costs and net premiums (1)	1,166
Less: Cash and cash equivalents	(2,097)
Net debt	$281,503

Gross real estate assets, net (2)	$602,798
Net debt leverage ratio	46.7%
______________________
(1)    Deferred costs relate to mortgage notes payable and the term portion of the credit facility.
(2)    Net of gross intangible lease liabilities.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Debt — Credit Facility” beginning on page 116 of the prospectus.
Credit Facility
As of November 9, 2017, we had $203.5 million outstanding under the Amended Credit Facility, comprised of $83.5 million outstanding under the Revolving Loans and $120.0 million outstanding under the Term Loan.
The Advisory Agreement
The following information supersedes and replaces the description of the “Advisory Fee” in the tables contained in the sections of our prospectus captioned “Prospectus Summary — Compensation to Our Advisor and Its Affiliates” beginning on page 20 of the prospectus and “Management Compensation” beginning on page 79 of the prospectus and all similar discussions appearing throughout the prospectus.

Type of Compensation — Recipient	Determination of Amount		Estimated Amount for Maximum Offering

Advisory Fee – CR V Advisors
In consideration for the day-to-day management of our company, we will pay to our advisor a monthly advisory fee based upon our monthly average asset value, which will be determined using the value of our assets invested, directly or indirectly, in equity interests in and loans secured by our real estate as determined by our board of directors.

The advisory fee will be calculated according to the following fee schedule:

The annualized advisory fee rate, and the actual dollar amounts, are dependent upon the amount of our monthly average asset value and, therefore, cannot be determined at the present time. Based on the following assumed levels of monthly average asset value, our annualized advisory fee will be as follows:

			Monthly Average Asset Value	Annualized Effective Fee Rate	Annualized Advisory Fee
	Monthly Average Asset Value Range	Annualized Fee Rate for Each Range	$1 billion	0.75%	$7,500,000
			$2 billion	0.75%	$15,000,000
	$0 - $2 billion	0.75%	$3 billion	0.7333%	$22,000,000
	over $2 billion - $4 billion	0.70%	$4 billion	0.725%	$29,000,000
	over $4 billion	0.65%	$5 billion	0.71%	$35,500,000

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The following information supersedes and replaces the fourth paragraph in the section of our prospectus captioned “Management — The Advisory Agreement” beginning on page 75 of the prospectus and all similar discussions appearing throughout the prospectus.
We pay our advisor a monthly advisory fee based upon our monthly average asset value, equal to the following amounts: (1) an annualized rate of 0.75% will be paid on our monthly average asset value that is between $0 and $2 billion; (2) an annualized rate of 0.70% will be paid on our monthly average asset value that is between $2 billion and $4 billion; and (3) an annualized rate of 0.65% will be paid on our monthly average asset value that is over $4 billion. Monthly average asset value will be determined using the value of our assets invested, as determined by our board of directors. Any portion of this fee may be deferred and paid in a subsequent period upon the mutual agreement between us and our advisor. In addition, upon mutual agreement between us and our advisor, we may pay our advisor’s fees, in whole or in part, in cash or in shares of our common stock. For the purposes of the payment of any fees in common stock, each share of common stock will be valued at NAV. However, the determination of the value of each share of common stock may change subject to any regulatory requirements that may be applicable to such determination.
Description of Shares
The following information supersedes and replaces the description of the “Distribution and Stockholder Servicing Fee” in the tables contained in the sections of our prospectus captioned “Prospectus Summary — Compensation to Our Advisor and Its Affiliates” beginning on page 20 of the prospectus and “Management Compensation” beginning on page 79 of the prospectus and all similar discussions appearing throughout the prospectus.
We will pay our dealer manager a fee that will be calculated on a daily basis in an amount equal to 1/365th of 1.0% of the estimated per share NAV of Class T shares sold in our primary offering and will be paid monthly in arrears. We will cease paying the distribution and stockholder servicing fee with respect to Class T shares sold in this offering at the earliest of: (i) the end of the month in which the transfer agent, on our behalf, determines that total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T shares held in such account, or a lower limit agreed upon between our dealer manager and the participating broker-dealer at the time such Class T shares were sold; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the aggregate sale of Class A shares and Class T shares in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (iii) the fourth anniversary of the last day of the month in which our public offering (excluding the distribution reinvestment plan offering) terminates; (iv) the date such Class T share is no longer outstanding; and (v) the date we effect a liquidity event (such as the sale of our company, the sale of all or substantially all of our assets, a merger or similar transaction, the listing of our shares of common stock for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for stockholders to dispose of their shares). At the time we cease paying the distribution and stockholder servicing fee with respect to an outstanding Class T share pursuant to the provisions above, such Class T share will convert into a number of Class A shares (including any fractional shares) with an equivalent NAV as such Class T share. We cannot predict when this will occur. Our dealer manager may, in its discretion, reallow to participating broker-dealers all or a portion of the distribution and stockholder servicing fee.
The following information supersedes and replaces the first paragraph in the section of our prospectus captioned “Description of Shares — Common Stock” beginning on page 133 of the prospectus and all similar discussions appearing throughout the prospectus.
Subject to any preferential rights of any other class or series of stock and to the provisions of our charter, the holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including the election of our directors, and Class A shares and Class T shares will vote together as a single class. Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of the outstanding shares of our common stock can elect our entire board of directors. Subject to the restrictions on the ownership and transfer of common stock, the holders of common stock are entitled to such distributions as may be authorized from time to time by our board of directors out of legally available funds and declared by us and, upon any liquidity event, would be entitled to receive all assets available for distribution to our stockholders. The per share amount of distributions on Class A shares and Class T shares prior to the conversion of any Class T shares to Class A shares will likely differ because of different allocations of class-specific expenses. Upon issuance for full payment in accordance with the terms of this offering, all common stock issued in the offering will be fully paid and non-assessable. Holders of common stock will not have preemptive rights, which means that they will not have an automatic option to purchase any new shares that we issue, or preference, conversion, exchange, sinking fund, or redemption rights and will not have appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distributions of our assets, other than a liquidation, dissolution or winding up that causes the automatic conversion of all outstanding Class T shares to Class A shares, then such assets, or the proceeds

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therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. For such purposes, NAV will be determined on an aggregate basis for the company, from which any differences attributable between the Class A shares and the Class T shares will then be determined. Each holder of shares of a particular class of common stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding.
The following information supersedes and replaces the first paragraph in the section of our prospectus captioned “Description of Shares — Common Stock — Class T Shares” on page 134 of the prospectus and all similar discussions appearing throughout the prospectus.
Each Class T share sold in our primary offering will be subject to a selling commission of up to 3.0% of the gross offering proceeds per share and a dealer manager fee of up to 2.0% of the gross offering proceeds per share. In addition, we will pay selling commissions over time as an ongoing distribution and stockholder servicing fee to our dealer manager with respect to Class T shares sold in our primary offering. The distribution and stockholder servicing fee will be calculated on a daily basis in an amount equal to 1/365th of 1.0% of the estimated per share NAV of Class T shares sold in our primary offering and will be paid monthly in arrears. We will cease paying the distribution and stockholder servicing fee with respect to Class T shares at the earliest of: (i) the end of the month in which the transfer agent, on our behalf, determines that total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T shares held in such account, or a lower limit agreed upon between our dealer manager and the participating broker-dealer at the time such Class T shares were sold; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the aggregate sale of Class A shares and Class T shares in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (iii) the fourth anniversary of the last day of the month in which our public offering (excluding the distribution reinvestment plan offering) terminates; (iv) the date such Class T share is no longer outstanding; and (v) the date we effect a liquidity event (such as the sale of our company, the sale of all or substantially all of our assets, a merger or similar transaction, the listing of our shares of common stock for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for stockholders to dispose of their shares). At the time we cease paying the distribution and stockholder servicing fee with respect to an outstanding Class T share pursuant to the provisions above, such Class T share will convert into a number of Class A shares (including any fractional shares) with an equivalent NAV as such Class T share. We cannot predict when this will occur. We will not pay selling commissions, dealer manager fees or distribution and stockholder servicing fees on Class T shares sold pursuant to our distribution reinvestment plan. The distribution and stockholder servicing fee paid in respect of Class T shares prior to conversion of such Class T shares to Class A shares will be allocated to the Class T shares as a class expense and these fees will impact the amount of distributions payable on all Class T shares. Accordingly, the aggregate amount of distributions received by a purchaser of Class T shares may be less than the aggregate amount of distributions received by a purchaser of Class A shares.
Risk Factors
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors — Risks Related to Our Business — We have paid, and may continue to pay, some of our distributions from sources other than cash flow from operations, including borrowings, proceeds from asset sales or the sale of our securities in this or future offerings, which may reduce the amount of capital we ultimately invest in real estate and may negatively impact the value of your investment in our common stock” beginning on page 29 of the prospectus.
We have paid, and may continue to pay, some of our distributions from sources other than cash flow from operations, including borrowings, proceeds from asset sales or the sale of our securities in this or future offerings, which may reduce the amount of capital we ultimately invest in real estate and may negatively impact the value of your investment in our common stock.
To the extent that cash flow from operations has been or is insufficient to fully cover our distributions to you, we have paid, and may continue to pay, some of our distributions from sources other than cash flow from operations. Such sources may include borrowings, proceeds from asset sales or the sale of our securities in our offerings. We have no limits on the amounts we may pay from sources other than cash flow from operations. The payment of distributions from sources other than cash provided by operating activities may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds, and may cause investors to experience dilution. This may negatively impact the value of your investment in our common stock.

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As of September 30, 2017, cumulative since inception, we have declared $50.1 million of distributions and we have paid $48.2 million, of which $23.5 million was paid in cash and $24.7 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. Our net loss was $14.3 million as of September 30, 2017, cumulative since inception. As we did not commence principal operations until March 18, 2014, we did not pay any distributions during the period from December 12, 2012 (Date of Inception) to March 18, 2014.
The following table presents distributions and sources of distributions for the periods indicated below (dollars in thousands):

	Nine Months Ended September 30, 2017			Year Ended December 31, 2016			As of September 30, 2017, Cumulative Since Inception
	Amount		Percent	Amount		Percent	Amount	Percent
Distributions paid in cash	$8,341		51%	$8,400		49%	$23,513	49%
Distributions reinvested	7,881		49%	8,597		51%	24,650	51%
Total distributions	$16,222		100%	$16,997		100%	$48,163	100%
Sources of distributions:
Net cash provided by operating activities	$12,425		77%	$11,399		67%	$26,607	55%
Proceeds from issuance of common stock	3,797	(1)	23%	5,598	(1)	33%	21,556	45%
Total sources	$16,222		100%	$16,997		100%	$48,163	100%
———————————

(1)	Includes proceeds in excess of distributions from prior periods.
Net cash provided by operating activities for the nine months ended September 30, 2017, the year ended December 31, 2016 and as of September 30, 2017, cumulative since inception, was $12.4 million, $11.4 million and $26.6 million, respectively, and in each case reflected a reduction for real estate acquisition-related expenses incurred of $470,000, $1.3 million and $16.7 million, respectively, in accordance with GAAP. Prior to the adoption of Accounting Standards Update No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (ASU 2017-01), which clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses, in April 2017, as set forth in the “Estimated Use of Proceeds” section of the prospectus, we treated our real estate acquisition-related expenses as funded by proceeds from our offering, including proceeds from the distribution reinvestment plan. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the nine months ended September 30, 2017, the year ended December 31, 2016 and as of September 30, 2017, cumulative since inception, includes the amount by which real estate acquisition-related expenses have reduced net cash flows provided by operating activities.
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors — General Risks Related to Investments in Real Estate — We are subject to tenant, geographic and industry concentrations that make us more susceptible to adverse events with respect to certain tenants, geographic areas or industries” beginning on page 42 of the prospectus.
We are subject to tenant, geographic and industry concentrations that make us more susceptible to adverse events with respect to certain tenants, geographic areas or industries.
As of September 30, 2017, we had derived approximately:

•	15% of our 2017 annualized rental income from Walgreens; and

•	16%, 14% and 13% of our 2017 annualized rental income from tenants in the pharmacy, discount store and sporting goods industries, respectively.
Any adverse change in the financial condition of a tenant with whom we may have a significant credit concentration now or in the future, or any downturn of the economy in any state or industry in which we may have a significant credit concentration now or in the future, could result in a material reduction of our cash flows or material losses to us.

9

Compensation, Fees and Reimbursements Paid or Payable to CR V Advisors and Its Affiliates
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management Compensation” beginning on page 79 of the prospectus.
We incurred commissions, fees and expense reimbursements as shown in the table below for services provided by our advisor and its affiliates during the periods indicated (in thousands):

	Nine Months Ended	Year Ended
	September 30, 2017	December 31, 2016
Selling commissions	$3,441	$4,691
Dealer manager fees	$1,298	$1,642
Other organization and offering expenses	$1,454	$1,816
Distribution and stockholder servicing fees (1)	$123	$16
Acquisition fees and expenses	$2,332	$690
Advisory fees and expenses	$3,965	$4,841
Operating expenses	$1,594	$2,035
______________________

(1)
Amounts are calculated for the respective period in accordance with the dealer manager agreement and exclude the estimated liability for future distribution and stockholder servicing fees payable to Cole Capital Corporation of $962,000 and $306,000 as of September 30, 2017 and December 31, 2016, respectively.

As of September 30, 2017 and December 31, 2016, $1.5 million and $1.3 million, respectively, was recorded for services and expenses incurred, but not yet reimbursed to CR V Advisors or its affiliates. The amounts are primarily for advisory and operating expenses and distribution and stockholder servicing fees payable to Cole Capital Corporation.

10

Selected Financial Data
The following data supersedes and replaces the section of our prospectus captioned “Selected Financial Data” on page 120 of the prospectus.
The following data should be read in conjunction with our condensed consolidated unaudited financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, which is attached as Annex A to this prospectus supplement, and our audited consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference into our prospectus.
The selected financial data presented below has been derived from our condensed consolidated unaudited financial statements as of and for the nine months ended September 30, 2017 and our audited consolidated financial statements as of and for the years ended December 31, 2016, 2015, 2014 and as of December 31, 2013 and for the period from December 12, 2012 (Date of Inception) to December 31, 2013. As we did not commence principal operations until March 18, 2014, we had limited activity as of and during the period from December 12, 2012 (Date of Inception) to December 31, 2013 (in thousands, except share and per share data).

	As of and for the Nine Months Ended September 30, 2017	As of and for the Year Ended December 31,			December 12, 2012 (Date of Inception) to December 31, 2013
		2016	2015	2014
Balance Sheet Data:
Total real estate investments, net	$566,840	$474,090	$460,368	$386,329	$—
Cash and cash equivalents	$2,097	$19,161	$10,110	$6,907	$200
Total assets	$576,808	$499,210	$475,153	$396,738	$200
Credit facility and notes payable, net	$282,434	$253,918	$268,463	$226,972	$—
Intangible lease liabilities, net	$4,168	$3,708	$4,249	$3,823	$—
Total liabilities	$295,263	$264,608	$299,593	$256,946	$—
Stockholders’ equity	$266,147	$223,352	$168,283	$138,321	$200
Operating Data:
Total revenues	$32,580	$40,438	$35,616	$6,080	$—
Total operating expenses	$23,190	$29,345	$27,295	$16,569	$—
Operating income (loss)	$9,390	$11,093	$8,321	$(10,489)	$—
Net income (loss)	$1,066	$(1,185)	$(2,075)	$(12,117)	$—
Cash Flow Data:
Net cash provided by (used in) operating activities	$12,425	$11,399	$9,849	$(7,066)	$—
Net cash used in investing activities	$(103,496)	$(27,936)	$(88,104)	$(339,830)	$—
Net cash provided by financing activities	$74,007	$25,588	$81,458	$353,603	$200
Per Common Share Data:
Class A Common Stock:
Net income (loss)	$1,136	$(1,161)	$(2,075)	$(12,117)	$—
Basic and diluted weighted average number common shares outstanding	13,284,274	11,009,047	7,958,164	2,298,800	8,000
Basic and diluted net income (loss) per common share	$0.09	$(0.11)	$(0.26)	$(5.27)	$—
Distributions declared per common share	$1.18	$1.58	$1.58	$1.25	$—
Class T Common Stock: (1)
Net loss	$(70)	$(24)	$—	$—	$—
Basic and diluted weighted average number of common shares outstanding	703,375	72,998	—	—	—
Basic and diluted net loss per common share	$(0.10)	$(0.32)	$—	$—	$—
Distributions declared per common share	$1.18	$1.01	$—	$—	$—
_______________________________________________________
(1) On April 29, 2016, we began offering Class T shares.

11

Distributions and Share Redemptions
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Distribution Policy and Distributions” beginning on page 138 of the prospectus.
Our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.004315068 per Class A share for stockholders of record of such class of shares as of the close of business on each day of the period commencing on January 1, 2017 and ending on March 31, 2018. Our board of directors authorized a daily distribution on Class T shares to our stockholders of record of such class of shares as of the close of business on each day of the period commencing on January 1, 2017 and ending on March 31, 2018, equal to $0.004315068 per Class T share, less the per share distribution and stockholder servicing fees that are payable with respect to the Class T shares (as calculated on a daily basis). As of September 30, 2017, we had distributions payable of $1.9 million.
As of September 30, 2017, cumulative since inception, we have declared $50.1 million of distributions and we have paid $48.2 million, of which $23.5 million was paid in cash and $24.7 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. Our net loss was $14.3 million as of September 30, 2017, cumulative since inception. As we did not commence principal operations until March 18, 2014, we did not pay any distributions during the period from December 12, 2012 (Date of Inception) to March 18, 2014.
The following table presents distributions and sources of distributions for the periods indicated below (dollars in thousands):

	Nine Months Ended September 30, 2017			Year Ended December 31, 2016			As of September 30, 2017, Cumulative Since Inception
	Amount		Percent	Amount		Percent	Amount	Percent
Distributions paid in cash	$8,341		51%	$8,400		49%	$23,513	49%
Distributions reinvested	7,881		49%	8,597		51%	24,650	51%
Total distributions	$16,222		100%	$16,997		100%	$48,163	100%
Sources of distributions:
Net cash provided by operating activities	$12,425		77%	$11,399		67%	$26,607	55%
Proceeds from issuance of common stock	3,797	(1)	23%	5,598	(1)	33%	21,556	45%
Total sources	$16,222		100%	$16,997		100%	$48,163	100%
———————————

(1)	Includes proceeds in excess of distributions from prior periods.
Net cash provided by operating activities for the nine months ended September 30, 2017, the year ended December 31, 2016 and as of September 30, 2017, cumulative since inception, was $12.4 million, $11.4 million and $26.6 million, respectively, and in each case reflected a reduction for real estate acquisition-related expenses incurred of $470,000, $1.3 million and $16.7 million, respectively, in accordance with GAAP. Prior to the adoption of ASU 2017-01 in April 2017, as set forth in the “Estimated Use of Proceeds” section of the prospectus, we treated our real estate acquisition-related expenses as funded by proceeds from our offering, including proceeds from the distribution reinvestment plan. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the nine months ended September 30, 2017, the year ended December 31, 2016 and as of September 30, 2017, cumulative since inception, includes the amount by which real estate acquisition-related expenses have reduced net cash flows provided by operating activities.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Share Redemption Program” beginning on page 143 of the prospectus.
During the nine months ended September 30, 2017, we received valid redemption requests under our share redemption program totaling approximately 462,000 shares, of which 129,000 were redeemed as of September 30, 2017 for $3.0 million at an average redemption price of $23.65 per share and approximately 333,000 shares were redeemed subsequent to September 30, 2017 for $8.0 million at an average redemption price of $23.90 per share. During the year ended December 31, 2016, we received valid redemption requests under our share redemption program totaling approximately 163,000 shares of our common stock, of which we redeemed approximately 133,000 shares as of December 31, 2016 for $3.2 million (at an average redemption price of $23.78 per share) and approximately 30,000 shares of common stock subsequent to December 31, 2016 for $692,000 at an average redemption price of $23.42 per share. A valid redemption request is one that complies with the applicable requirements and guidelines of our current share redemption program. We have funded and intend to continue funding share redemptions with proceeds from our distribution reinvestment plan.

12

Roll-up Transactions
The following information supersedes and replaces the first paragraph in the section of our prospectus captioned “Description of Shares — Restrictions on Roll-up Transactions” beginning on page 145 of the prospectus and all similar discussions appearing throughout the prospectus.
A Roll-up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance to our common stockholders of securities of an entity (Roll-up Entity) that would be created or would survive after the successful completion of a Roll-up Transaction. This term does not include:

•	a transaction involving securities of our company that have been listed on a national securities exchange for at least 12 months; or

•
a transaction involving our conversion to corporate trust or association form if, as a consequence of the transaction, there will be no significant adverse change in any of the following: common stockholder voting rights, the term of our existence, compensation to our sponsor or advisor or our investment objectives.

The following information supersedes and replaces the fourth paragraph in the section of our prospectus captioned “Description of Shares — Restrictions on Roll-up Transactions” beginning on page 145 of the prospectus and all similar discussions appearing throughout the prospectus.
We are prohibited from participating in any Roll-up Transaction:

•
that includes provisions that would materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares held by that investor;

•	that results in our common stockholders having an adverse change in their voting rights;

•	in which our investor’s rights to access records of the Roll-up Entity will be less than those provided in the section of this prospectus entitled “— Meetings and Special Voting Requirements” above;

•	in which any of the costs of the Roll-up Transaction would be borne by us if the Roll-up Transaction is rejected by the common stockholders; or

•
that would result in the holders of our common stock having voting rights in a Roll-up Entity in which either (i) the Roll-up Entity’s advisor, any director or any of their affiliates is permitted to vote or consent with respect to shares owned by them on matters submitted to the stockholders regarding the removal of the advisor, such director or any of their affiliates, or any transaction between the Roll-up Entity and any of them or (ii) any shares owned by the Roll-up Entity’s advisor, any director or any of their affiliates are included in determining the requisite percentage in interest of shares necessary to approve a matter on which the advisor, such director or any of their affiliates may not vote or consent.

Compensation
The following information supersedes and replaces the first paragraph in the section of our prospectus captioned “Plan of Distribution — Compensation We Will Pay for the Sale of Our Shares” beginning on page 177 of the prospectus and all similar discussions appearing throughout the prospectus. The section captioned “Plan of Distribution — Certain Selected Dealers” beginning on page 182 of the prospectus is hereby removed.
Except as provided below, we generally will pay to our dealer manager, Cole Capital Corporation, up-front selling commissions in the amount of up to 7.0% of the gross offering proceeds for Class A shares sold in our primary offering and up to 3.0% of the gross offering proceeds for Class T shares sold in our primary offering, all of which will be reallowed by our dealer manager to participating broker-dealers. We also generally will pay to our dealer manager an up-front dealer manager fee of up to 2.0% of the gross offering proceeds from the sale of Class A and Class T shares of our common stock pursuant to the primary offering, all or a portion of which may be reallowed by our dealer manager to participating broker-dealers. Our dealer manager may, from time to time, at the request of certain participating broker-dealers or financial advisors, enter into agreements that provide for a reduced or waived selling commission applicable to sales of shares through such entities. Reduction in up-front selling commissions will be accompanied by a corresponding reduction in the per share purchase price for such shares, but will not affect the net proceeds available to us. Information about the amount of selling commissions charged by a broker-dealer or financial advisor (including whether the broker-dealer or financial advisor has negotiated a lower or waived selling commission) is available from the broker-dealer or financial advisor. No selling commissions or dealer manager fees will be paid with respect to shares purchased pursuant to our distribution reinvestment plan. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of shares.

13

Subscription Agreements
The form of Initial Subscription Agreement contained in Appendix B of the prospectus is hereby superseded and replaced with the revised form of Initial Subscription Agreement attached to this supplement as Appendix B, and the form of Additional Subscription Agreement contained in Appendix C of the prospectus is hereby superseded and replaced with the revised form of Additional Subscription Agreement attached to this supplement as Appendix C.

Inclusion of Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 as Annex A
On November 14, 2017, we filed with the SEC the 10-Q, which is attached (excluding the exhibits thereto) as Annex A to this Supplement No. 7.

14

APPENDIX B

COLE CREDIT PROPERTY TRUST V, INC.
INITIAL SUBSCRIPTION AGREEMENT FOR THE PURCHASE OF COMMON STOCK	866.907.2653

A INVESTMENT (a separate Initial Subscription Agreement is required for each initial investment)
Investors should not sign this Initial Subscription Agreement for the offering unless they have received the current final Prospectus.

1.	Share Class:
☐ A Shares ☐ T Shares

2.	This subscription is in the amount of $
☐ Initial Subscription (minimum $2,500)
☐ Additional Subscription (minimum $1,000) (complete all sections except for B and E or complete the separate simplified Additional Subscription Agreement)

Existing Account #_____________________________

3.	Payment will be made with: ☐ Enclosed check (Make check payable to Cole REIT) ☐ Funds wired ☐ Funds to follow
☐ ACH (Copy of voided check required)

☐ Checking ☐ Savings
Financial Institution

	Routing/Transit #	Account #

A SHARES ONLY:
4.	(Optional) For purchases without selling commissions, please designate below, if applicable:
☐ RIA/WRAP Account ☐ Cole Employee or their Family Member ☐ Registered Representative, Firm Employee or their Family Member
ONLY CHECK ONE OF THESE BOXES IF COMMISSIONS SHOULD NOT BE PAID ON THE A SHARE PURCHASE.

B TYPE OF REGISTRATION (please complete either section 1 or 2, but not both, and section 3, if applicable)

1.	Non-Qualified Registration		2.	Qualified Registration
	☐ Individual Ownership (one signature required)			☐ Traditional IRA
	☐ Joint Tenants with Right of Survivorship (all parties must sign)			☐ Roth IRA
	☐ Community Property (all parties must sign)			☐ Keogh Plan
	☐ Tenants-in-Common (all parties must sign)			☐ Simplified Employee Pension/Trust (S.E.P.)
	☐ Trust (trustee or grantor signatures and trust documents or Cole Trustee Certification of Investment Power required)			☐ Pension or Profit Sharing Plan (exempt under 401(a))
☐ Non-custodial ☐ Custodial

	Name of Trust			Plan Name	Tax ID #
☐ Other (specify)
	Date of Trust	Tax ID # (if applicable)
	☐ Transfer on Death (fill out TOD Form to effect designation)		3.	Custodian or Clearing Firm/Platform Information, if applicable (send all paperwork directly to the Custodian or ClearingFirm/Platform)
☐ Uniform Gifts to Minors Act or Uniform Transfer to Minors Act (UGMA/UTMA adult custodian signature required)
State of
	Custodian for (minor’s name)			Name
☐ Corporate Ownership (authorized signature and Corporate Resolution or Cole Corporate Resolution Form required)
	☐ S-corp ☐ C-corp (will default to S-corp if nothing is marked)			Street/PO Box
☐ Partnership Ownership (authorized signature and Partnership paperwork or Cole Corporate Resolution Form required)
	☐ Limited Liability Company (authorized signature and LLC paperwork or Cole Corporate Resolution Form required)			City State	Zip
☐ Taxable Pension or Profit Sharing Plan (authorized signature and Plan paperwork required)
Custodian Tax ID # (provided by Custodian)
☐ Other (specify)
Custodian or Clearing Firm/Platform Account #

Custodian Phone

C REGISTRATION INFORMATION (or Trustees if applicable)

Investor or Trustee Name	Co-Investor or Co-Trustee Name (if applicable)

Mailing Address	Mailing Address

City State Zip	City State Zip

Phone Business Phone	Phone Business Phone

SSN or Tax ID # Date of Birth	SSN or Tax ID # Date of Birth

Street Address (if different from mailing address or mailing address is a PO Box)

City State Zip

D VOLUME DISCOUNTS (if applicable)

I (we) are making, or previously have made, investments in the following programs sponsored by Cole Capital that are Eligible Programs, as defined in a Cole REIT prospectus. (You may only include any investments made by the same “purchaser,” as defined in the Prospectus.) This information will help determine whether volume discounts may be applicable. All holdings are subject to verification.

Name of Cole Program	Cole Account #	SSN or Tax ID #

E DISTRIBUTION INSTRUCTIONS (will default to Address of Record or Custodian if nothing is marked)

Complete this section to enroll in the Distribution Reinvestment Plan or to elect how you wish to receive your distributions.

Note: All custodial account distributions not reinvested pursuant to the distribution reinvestment plan will be sent to the custodian.
☐ Send to Custodial Account (listed in Section B-3)
☐ Mail to Address of Record (Non-custodial accounts only)
☐ Mail to Brokerage Account or Third Party	☐ Direct Deposit (Non-custodial accounts only)
(Non-custodial accounts only)	☐ Checking ☐ Savings
☐ Reinvest pursuant to Distribution Reinvestment Plan

Payee Name	Account #

Account #	Financial Institution

Mailing Address	Routing/Transit #
☐ Check if banking information is same as provided in Section A-2
City State Zip

By signing this agreement, I authorize Cole Credit Property Trust V, Inc. (CCPT V) to deposit distributions into the account specified in Section E, and to debit that account in the amount of any distribution deposited in error. If I withdraw deposits made in error, I authorize CCPT V to retain future distributions until the erroneous deposits are recovered. This authorization is effective until terminated in writing by either party.

F INVESTOR(S) ACKNOWLEDGEMENTS AND SIGNATURES (Investor(s) must initial each of sections 1-4 and those sections of 5-19 as appropriate)
I (we) (or, in the case of fiduciary accounts, the person authorized to sign on my (our) behalf) hereby acknowledge and/or represent the following:
INVESTOR | CO-INVESTOR
|	1. I (we) have received the final Prospectus, whether over the Internet, on a CD-ROM, paper copies, or any other delivery method, relating to the shares of CCPT V.
|
2. Excluding home, home furnishings and automobiles, I (we) either: (i) have a net worth of at least $70,000 and gross income of at least $70,000; or (ii) have a net worth of at least $250,000. In the case of sales to fiduciary accounts, the specific requirements shall be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplies the funds for the purchase of the shares.

|
3. I am (we are) purchasing the shares for my (our) own account, or if I am (we are) purchasing shares on behalf of a trust or other entity of which I am (we are) trustee(s) or authorized agent(s), I (we) have due authority to execute this Initial Subscription Agreement and do hereby legally bind the trust or other entity of which I am (we are) trustee(s) or authorized agent(s).

|	4. I (we) acknowledge that the shares are not liquid.

|	5. For Alabama residents: My (our) liquid net worth is at least 10 times my (our) investment in CCPT V and its affiliates.
|
6. For California residents: I (we) either: (i) have a net worth of at least $75,000 and had during the last year or estimate that I (we) will have in the current year gross income of at least $75,000; or (ii) have a net worth of at least $250,000. In addition, my (our) investment in CCPT V does not exceed 10% of my (our) net worth.

|
7. For Idaho residents: I (we) either: (i) have a minimum annual income of $85,000 and a net worth of $85,000 or (ii) have a liquid net worth of at least $300,000. In addition, my (our) total investment in CCPT V does not exceed 10% of my (our) “liquid net worth” (as defined in the Prospectus for Idaho investors).

|
8. For Iowa residents: Excluding home, furnishings and automobiles, I (we) either (i) have a minimum net worth of $100,000 and an annual income of $70,000, or (ii) have a minimum net worth of $350,000. In addition, my (our) investment in CCPT V and its affiliates does not exceed 10% of my (our) “liquid net worth” (as defined in the Prospectus for Iowa investors).

|
9. For Kansas residents: I (we) acknowledge that the Kansas securities regulator recommends that I (we) should invest, in the aggregate, no more than 10% of my (our) “liquid net worth” (as defined in the Prospectus for Kansas investors) in CCPT V and the securities of other non-traded real estate investment trusts.

|
10. For Kentucky residents: My (our) aggregate investment in CCPT V and its affiliates’ non-publicly traded real estate investment trusts does not exceed 10% of my (our) liquid net worth (cash, cash equivalents and readily marketable securities).

|
11. For Maine residents: I (we) acknowledge that the Maine Office of Securities recommends that I (we) should invest, in the aggregate, no more than 10% of my (our) “liquid net worth” (as defined in the Prospectus for Maine investors) in CCPT V and the securities of similar direct participation programs.

|
12. For Massachusetts residents: My (our) aggregate investment in CCPT V and other direct participation programs does not exceed 10% of my (our) “liquid net worth” (as defined in the Prospectus for Massachusetts investors).

|	13. For Missouri and Tennessee residents: My (our) investment in CCPT V does not exceed 10% of my (our) liquid net worth (exclusive of home, home furnishings and automobiles).
|
14. For Nebraska residents: Excluding home, furnishings and automobiles, I (we) either: (i) have a minimum net worth of $70,000 and an annual gross income of $100,000, or (ii) have a minimum net worth of $350,000. In addition, my (our) aggregate investment in CCPT V and other non-publicly traded real estate investment trusts does not exceed 10% of my (our) net worth, excluding home, furnishings and automobiles. An investment by a Nebraska investor that is an accredited investor, as defined in 17 C.F.R. § 230.501, is not subject to the foregoing limitations.

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15. For New Jersey residents: Excluding home, home furnishings and automobiles, I (we) either (i) have a minimum liquid net worth (as defined in the Prospectus for New Jersey investors) of at least $100,000 and a minimum annual gross income of not less than $85,000 or (ii) have a minimum liquid net worth of at least $350,000. In addition, my (our) investment in CCPT V, shares of its affiliates and other non-publicly traded direct investment programs (including REITs, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) does not exceed 10% of my (our) liquid net worth.

|	16. For New Mexico residents: My (our) aggregate investments in CCPT V, its affiliates and other non-traded real estate investment programs does not exceed 10% of my (our) liquid net worth.
|	17. For North Dakota, Oregon and Pennsylvania residents: My (our) net worth is at least 10 times my (our) investment in CCPT V.
|
18. For Ohio residents: I (we) hereby acknowledge that Ohio investors may not invest, in the aggregate, more than 10% of their “liquid net worth” (as defined in the Prospectus for Ohio investors) in CCPT V, its affiliates and other non-traded real estate investment trusts.

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19. For Vermont residents: (a) My (our) investment in CCPT V does not exceed 10% of my (our) liquid net worth (exclusive of home, home furnishings and automobiles) or (b) I (we) am (are) an accredited investor, as defined in 17 C.F.R. § 230.501.

☐
By checking here I confirm that I would like to go green and no longer receive in paper any documents that Cole can send to me electronically. If you are choosing to go green, please make sure you provide your email address. If you decide later that you want to receive documents in paper, you can contact Cole Investor Services at 866.907.2653. Email:                                                                                                                                       Alabama and Arkansas investors must sign here:

SUBSTITUTE W-9: I HEREBY CERTIFY under penalty of perjury (i) that the taxpayer identification number shown on this Initial Subscription Agreement is true, correct and complete, (ii) that I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or distributions, or the Internal Revenue Service has notified me that I am no longer subject to backup withholding, and (iii) I am a U.S. person.

A sale of the shares may not be completed until at least five business days after the date the subscriber receives the final Prospectus. If a subscriber’s subscription is accepted, CCPT V will send the subscriber confirmation of their purchase after they have been admitted as an investor.
Notice is hereby given to each investor that by executing this agreement you are not waiving any rights you may have under the Securities Act of 1933, as amended, or any state securities laws.

Investor’s Signature	Date	Custodian Signature	Date

Co-Investor’s Signature	Date

You should not invest in CCPT V unless you have read and understood this agreement and the Prospectus referred to above and understand the risks associated with an investment in CCPT V. In deciding to invest in CCPT V, you should rely only on the information contained in the Prospectus, and not on any other information or representations from any other person or source. CCPT V and each person selling shares of CCPT V common stock shall be responsible for making every reasonable effort to determine that such purchase of shares is a suitable and appropriate investment for each investor, based on the information provided by the prospective investor regarding the investor’s financial situation and investment objectives.

☐
I am a Registered Investment Advisor representative and am completing and signing this application for a fiduciary account over which I maintain discretionary authority pursuant to a legally valid investment advisory agreement, which discretionary authority includes within its scope my completion and execution of this application on behalf of the investor. THIS ELECTION IS NOT AVAILABLE FOR ALABAMA RESIDENTS AND THEIR REPRESENTATIVES.

☐
I am acting in a fiduciary capacity and am completing and signing this application pursuant to a power-of-attorney from the investor. I hereby certify that such power-of-attorney is legally valid and includes within its scope my completion and execution of this application on behalf of the investor. THIS ELECTION IS NOT AVAILABLE FOR ALABAMA RESIDENTS AND THEIR REPRESENTATIVES.

G FINANCIAL ADVISOR INFORMATION (please complete 1 or 2)
1) REGISTERED REPRESENTATIVE (to be completed by selling Registered Representative)

a.	b.
Name of Registered Representative		Phone

Name of Broker-Dealer		Email Address

Representative ID # Representative CRD #		Have you changed firm affiliation (since last purchase)?
☐ Yes ☐ No
Mailing Address

City State Zip

2) REGISTERED INVESTMENT ADVISOR (RIA) REPRESENTATIVE (to be completed by RIA Representative)

a.		b.
	Name of RIA Representative		Mailing Address

	Name of RIA Office		City State Zip

	RIA IARD #		Phone

	Name of Clearing Firm		Email Address

	Name of Broker-Dealer (if applicable)		Have you changed firm affiliation (since last purchase)?
☐ Yes ☐ No

H FINANCIAL ADVISOR SIGNATURES
Based on the information I obtained from the investor regarding the investor’s financial situation and investment objectives, I hereby certify to Cole Capital Corporation, Cole Capital Advisors, Inc. and CCPT V that I have reasonable grounds for believing that the purchase of the shares by the investor in CCPT V is a suitable and appropriate investment for this investor.

Signature of Registered or RIA Representative	Signature of Broker-Dealer or Clearing Firm/Platform (if applicable)

ONCE COMPLETE, PLEASE DELIVER THIS FORM TO:	Via Regular Mail:	Via Overnight/Express Mail:
	CCPT V	CCPT V
	DST Systems, Inc.	DST Systems, Inc.
Via Fax:	P.O. Box 219312	430 West 7th Street
1.877.616.1118	Kansas City, MO 64121-9312	Kansas City, MO 64105

© 2017 Cole Capital Advisors, Inc. All rights reserved		CCPT5-AGMT-07(11-17)

APPENDIX C

COLE CREDIT PROPERTY TRUST V, INC.
ADDITIONAL SUBSCRIPTION AGREEMENT FOR THE PURCHASE OF COMMON STOCK	866.907.2653
This form may be used by any current investor in Cole Credit Property Trust V, Inc. (CCPT V), who desires to purchase additional shares of CCPT V and who purchased their shares directly from CCPT V. Investors who acquired shares other than through use of an Initial Subscription Agreement (e.g., through a transfer of ownership or TOD) and who wish to make additional investments must complete the CCPT V Initial Subscription Agreement.

A INVESTMENT (a completed Additional Subscription Agreement is required for each additional investment)
1.	Share Class:
☐ A Shares ☐ T Shares

2.	This subscription is in the amount of $ (minimum $1,000)

3.	Payment will be made with: ☐ Enclosed Check (Make check payable to Cole REIT)	☐ Funds wired	☐ Funds to follow
☐ ACH (Copy of voided check required)
		☐ Checking	☐ Savings
Financial Institution

	Routing/Transit #	Account #

B REGISTRATION INFORMATION

Existing Account Registration (name of Account)	SSN or Tax ID #

Existing Account #

C VOLUME DISCOUNTS (if applicable)

I (we) are making, or previously have made, investments in the following programs sponsored by Cole Capital that are Eligible Programs, as defined in a Cole REIT Prospectus. (You may only include any investments made by the same “purchaser,” as defined in the Prospectus.) This information will help determine whether volume discounts may be applicable. All holdings are subject to verification.

Name of Cole Program	Cole Account #	SSN or Tax ID #

D INVESTOR(S) ACKNOWLEDGEMENTS AND SIGNATURES (Investor(s) must initial each of sections 1-4 and those sections of 5-19 as appropriate)

I (we) (or, in the case of fiduciary accounts, the person authorized to sign on my (our) behalf) hereby acknowledge and/or represent the following:
INVESTOR | CO-INVESTOR
|	1. I (we) have received the final Prospectus, whether over the Internet, on a CD-ROM, paper copies, or any other delivery method, relating to the shares of CCPT V.
|
2. Excluding home, home furnishings and automobiles, I (we) either: (i) have a net worth of at least $70,000 and gross income of at least $70,000; or (ii) have a net worth of at least $250,000. In the case of sales to fiduciary accounts, the specific requirements shall be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplies the funds for the purchase of the shares.

|
3. I am (we are) purchasing the shares for my (our) own account, or if I am (we are) purchasing shares on behalf of a trust or other entity of which I am (we are) trustee(s) or authorized agent(s), I (we) have due authority to execute this Additional Subscription Agreement and do hereby legally bind the trust or other entity of which I am (we are) trustee(s) or authorized agent(s).

|	4. I (we) acknowledge that the shares are not liquid.

|	5. For Alabama residents: My (our) liquid net worth is at least 10 times my (our) investment in CCPT V and its affiliates.
|
6. For California residents: I (we) either: (i) have a net worth of at least $75,000 and had during the last year or estimate that I (we) will have in the current year gross income of at least $75,000; or (ii) have a net worth of at least $250,000. In addition, my (our) investment in CCPT V does not exceed 10% of my (our) net worth.

7. For Idaho residents: I (we) either: (i) have a minimum annual income of $85,000 and a net worth of $85,000 or (ii) have a liquid net worth of at least $300,000. In addition, my (our) total investment in CCPT V does not exceed 10% of my (our) “liquid net worth” (as defined in the Prospectus for Idaho investors).

|
8. For Iowa residents: Excluding home, furnishings and automobiles, I (we) either (i) have a minimum net worth of $100,000 and an annual income of $70,000, or (ii) have a minimum net worth of $350,000. In addition, my (our) investment in CCPT V and its affiliates does not exceed 10% of my (our) “liquid net worth” (as defined in the Prospectus for Iowa investors).

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9. For Kansas residents: I (we) acknowledge that the Kansas securities regulator recommends that I (we) should invest, in the aggregate, no more than 10% of my (our) “liquid net worth” (as defined in the Prospectus for Kansas investors) in CCPT V and the securities of other non-traded real estate investment trusts.

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10. For Kentucky residents: My (our) aggregate investment in CCPT V and its affiliates’ non-publicly traded real estate investment trusts does not exceed 10% of my (our) liquid net worth (cash, cash equivalents and readily marketable securities).

|
11. For Maine residents: I (we) acknowledge that the Maine Office of Securities recommends that I (we) should invest, in the aggregate, no more than 10% of my (our) “liquid net worth” (as defined in the Prospectus for Maine investors) in CCPT V and the securities of similar direct participation programs.

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12. For Massachusetts residents: My (our) aggregate investment in CCPT V and other direct participation programs does not exceed 10% of my (our) “liquid net worth” (as defined in the Prospectus for Massachusetts investors).

|	13. For Missouri and Tennessee residents: My (our) investment in CCPT V does not exceed 10% of my (our) liquid net worth (exclusive of home, home furnishings and automobiles).
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14. For Nebraska residents: Excluding home, furnishings and automobiles, I (we) either: (i) have a minimum net worth of $70,000 and an annual gross income of $100,000, or (ii) have a minimum net worth of $350,000. In addition, my (our) aggregate investment in CCPT V and other non-publicly traded real estate investment trusts does not exceed 10% of my (our) net worth, excluding home, furnishings and automobiles. An investment by a Nebraska investor that is an accredited investor, as defined in 17 C.F.R. § 230.501, is not subject to the foregoing limitations.

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15. For New Jersey residents: Excluding home, home furnishings and automobiles, I (we) either (i) have a minimum liquid net worth (as defined in the Prospectus for New Jersey investors) of at least $100,000 and a minimum annual gross income of not less than $85,000 or (ii) have a minimum liquid net worth of at least $350,000. In addition, my (our) investment in CCPT V, shares of its affiliates and other non-publicly traded direct investment programs (including REITs, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) does not exceed 10% of my (our) liquid net worth.

|	16. For New Mexico residents: My (our) aggregate investments in CCPT V, its affiliates and other non-traded real estate investment programs does not exceed 10% of my (our) liquid net worth.
|	17. For North Dakota, Oregon and Pennsylvania residents: My (our) net worth is at least 10 times my (our) investment in CCPT V.
|
18. For Ohio residents: I (we) hereby acknowledge that Ohio investors may not invest, in the aggregate, more than 10% of their “liquid net worth” (as defined in the Prospectus for Ohio investors) in CCPT V, its affiliates and other non-traded real estate investment trusts.

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19. For Vermont residents: (a) My (our) investment in CCPT V does not exceed 10% of my (our) liquid net worth (exclusive of home, home furnishings and automobiles) or (b) I (we) am (are) an accredited investor, as defined in 17 C.F.R. § 230.501.

☐
By checking here I confirm I would like to go green and no longer receive in paper any documents that Cole can send to me electronically. If you are choosing to go green, please make sure you provide your email address. If you decide later that you want to receive documents in paper, you can contact Cole Investor Services at 866.907.2653. Email:                                                                                                                                                                                                                                                                   Alabama and Arkansas investors must sign here:

SUBSTITUTE W-9: I HEREBY CERTIFY under penalty of perjury (i) that the taxpayer identification number shown on this Additional Subscription Agreement is true, correct and complete, (ii) that I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or distributions, or the Internal Revenue Service has notified me that I am no longer subject to backup withholding, and (iii) I am a U.S. person.

A sale of the shares may not be completed until at least five business days after the date the subscriber receives the final Prospectus. If a subscriber’s subscription is accepted, CCPT V will send the subscriber confirmation of their purchase after they have been admitted as an investor.
Notice is hereby given to each investor that by executing this agreement you are not waiving any rights you may have under the Securities Act of 1933, as amended, or any state securities laws.

Investor’s Signature	Date	Custodial Signature	Date

Co-Investor’s Signature	Date
You should not invest in CCPT V unless you have read and understood this agreement and the Prospectus referred to above and understand the risks associated with an investment in CCPT V. In deciding to invest in CCPT V, you should rely only on the information contained in the Prospectus, and not on any other information or representations from any other person or source. CCPT V and each person selling shares of CCPT V common stock shall be responsible for making every reasonable effort to determine that such purchase of shares is a suitable and appropriate investment for each investor, based on the information provided by the prospective investor regarding the investor’s financial situation and investment objectives.

☐
I am a Registered Investment Advisor representative and am completing and signing this application for a fiduciary account over which I maintain discretionary authority pursuant to a legally valid investment advisory agreement, which discretionary authority includes within its scope my completion and execution of this application on behalf of the investor. THIS ELECTION IS NOT AVAILABLE FOR ALABAMA RESIDENTS AND THEIR REPRESENTATIVES.

☐
I am acting in a fiduciary capacity and am completing and signing this application pursuant to a power-of-attorney from the investor. I hereby certify that such power-of-attorney is legally valid and includes within its scope my completion and execution of this application on behalf of the investor. THIS ELECTION IS NOT AVAILABLE FOR ALABAMA RESIDENTS AND THEIR REPRESENTATIVES.

E FINANCIAL ADVISOR INFORMATION (please complete 1 or 2)

1) REGISTERED REPRESENTATIVE (to be completed by selling Registered Representative)

Name of Registered Representative	Representative and Branch ID #

2) REGISTERED INVESTMENT ADVISOR (RIA) REPRESENTATIVE (to be completed by RIA Representative)

Name of RIA Representative	RIA IARD #

F FINANCIAL ADVISOR SIGNATURES

Based on the information I obtained from the investor regarding the investor’s financial situation and investment objectives, I hereby certify to Cole Capital Corporation, Cole Capital Advisors, Inc. and CCPT V that I have reasonable grounds for believing that the purchase of the shares by the investor in CCPT V is a suitable and appropriate investment for this investor.

Signature of Registered or RIA Representative	Signature of Broker-Dealer or Clearing Firm/Platform (if applicable)

ONCE COMPLETE, PLEASE DELIVER THIS FORM TO:	Via Regular Mail:	Via Overnight/Express Mail:
	CCPT V	CCPT V
	DST Systems, Inc.	DST Systems, Inc.
Via Fax:	P.O. Box 219312	430 West 7th Street
1.877.616.1118	Kansas City, MO 64121-9312	Kansas City, MO 64105

© 2017 Cole Capital Advisors, Inc. All rights reserved		CCPT5-AI-06 (03-17)

ANNEX A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number 000-55437

COLE CREDIT PROPERTY TRUST V, INC.
(Exact name of registrant as specified in its charter)

Maryland	46-1958593
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2325 East Camelback Road, Suite 1100 Phoenix, Arizona 85016	(602) 778-8700
(Address of principal executive offices; zip code)	(Registrant’s telephone number, including area code)
Not Applicable
(Former name, former address and former fiscal year, if changed since last report)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer (Do not check if a smaller reporting company)	☒

Smaller reporting company	☐	Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒
As of November 9, 2017, there were approximately 14.1 million shares of Class A common stock, par value $0.01 per share, and 1.2 million shares of Class T common stock, par value $0.01 per share, of Cole Credit Property Trust V, Inc. outstanding.

COLE CREDIT PROPERTY TRUST V, INC.

PART I — FINANCIAL INFORMATION
Item 1.      Financial Statements
COLE CREDIT PROPERTY TRUST V, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts) (Unaudited)

	September 30, 2017	December 31, 2016
ASSETS
Investment in real estate assets:
Land	$137,377	$114,241
Buildings and improvements	395,816	336,315
Intangible lease assets	75,301	53,463
Total real estate investments, at cost	608,494	504,019
Less: accumulated depreciation and amortization	(41,654)	(29,929)
Total real estate investments, net	566,840	474,090
Cash and cash equivalents	2,097	19,161
Restricted cash	347	94
Prepaid expenses, derivative asset and other assets	1,005	694
Rents and tenant receivables, net	6,255	4,875
Deferred costs, net	264	296
Total assets	$576,808	$499,210
LIABILITIES AND STOCKHOLDERS’ EQUITY
Credit facility and notes payable, net	$282,434	$253,918
Accounts payable and accrued expenses	4,301	2,105
Due to affiliates	1,506	1,342
Intangible lease liabilities, net	4,168	3,708
Distributions payable	1,947	1,663
Deferred rental income, other liabilities and derivative liability	907	1,872
Total liabilities	295,263	264,608
Commitments and contingencies
Redeemable common stock	15,398	11,250
STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.01 par value per share; 245,000,000 shares authorized, 14,205,343 and 12,327,579 shares issued and outstanding as of September 30, 2017 and December 31, 2016, respectively	142	123
Class T common stock, $0.01 par value per share; 245,000,000 shares authorized, 1,106,435 and 321,223 shares issued and outstanding as of September 30, 2017 and December 31, 2016, respectively	11	3
Capital in excess of par value	330,163	272,603
Accumulated distributions in excess of earnings	(64,421)	(48,981)
Accumulated other comprehensive income (loss)	252	(396)
Total stockholders’ equity	266,147	223,352
Total liabilities, redeemable common stock and stockholders’ equity	$576,808	$499,210
The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE CREDIT PROPERTY TRUST V, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Revenues:
Rental income	$10,303	$8,895	$29,022	$26,525
Tenant reimbursement income	1,446	1,146	3,558	3,728
Total revenues	11,749	10,041	32,580	30,253
Operating expenses:
General and administrative	1,135	1,072	3,362	3,213
Property operating	491	463	1,560	1,411
Real estate tax	1,012	874	2,617	2,845
Advisory fees and expenses	1,389	1,230	3,965	3,607
Acquisition-related	35	2	527	1,276
Depreciation and amortization	4,009	3,374	11,159	10,075
Total operating expenses	8,071	7,015	23,190	22,427
Operating income	3,678	3,026	9,390	7,826
Other income (expense):
Interest expense and other, net	(2,960)	(3,046)	(8,324)	(9,200)
Net income (loss)	$718	$(20)	$1,066	$(1,374)

Class A Common Stock:
Net income (loss)	$724	$(16)	$1,136	$(1,367)
Basic and diluted weighted average number of common shares outstanding	13,989,986	11,429,243	13,284,274	10,683,832
Basic and diluted net income (loss) per common share	$0.05	$(0.00)	$0.09	$(0.13)
Distributions declared per common share	$0.40	$0.40	$1.18	$1.18

Class T Common Stock:
Net loss	$(6)	$(4)	$(70)	$(7)
Basic and diluted weighted average number of common shares outstanding	981,505	72,046	703,375	26,588
Basic and diluted net loss per common share	$(0.01)	$(0.05)	$(0.10)	$(0.27)
Distributions declared per common share	$0.40	$0.40	$1.18	$0.62
The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE CREDIT PROPERTY TRUST V, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net income (loss)	$718	$(20)	$1,066	$(1,374)
Other comprehensive income (loss)
Unrealized gain (loss) on interest rate swaps	52	636	81	(2,707)
Amount of loss reclassified from other comprehensive income into income as interest expense	110	377	567	1,155
Total other comprehensive income (loss)	162	1,013	648	(1,552)
Total comprehensive income (loss)	$880	$993	$1,714	$(2,926)
The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE CREDIT PROPERTY TRUST V, INC.
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(in thousands, except share amounts) (Unaudited)

	Class A Common Stock		Class T Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Number of Shares	Par Value	Number of Shares	Par Value
Balance, January 1, 2017	12,327,579	$123	321,223	$3	$272,603	$(48,981)	$(396)	$223,352
Issuance of common stock	2,035,906	21	785,212	8	72,411	—	—	72,440
Distributions to investors	—	—	—	—	—	(16,506)	—	(16,506)
Commissions on stock sales and related dealer manager fees	—	—	—	—	(4,739)	—	—	(4,739)
Other offering costs	—	—	—	—	(1,454)	—	—	(1,454)
Distribution and stockholder servicing fees	—	—	—	—	(779)	—	—	(779)
Redemptions of common stock	(158,142)	(2)	—	—	(3,731)	—	—	(3,733)
Changes in redeemable common stock	—	—	—	—	(4,148)	—	—	(4,148)
Comprehensive income	—	—	—	—	—	1,066	648	1,714
Balance, September 30, 2017	14,205,343	$142	1,106,435	$11	$330,163	$(64,421)	$252	$266,147
The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE CREDIT PROPERTY TRUST V, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands) (Unaudited)

	Nine Months Ended September 30,
	2017	2016
Cash flows from operating activities:
Net income (loss)	$1,066	$(1,374)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization, net	11,364	10,221
Bad debt expense	9	—
Straight-line rental income	(1,150)	(810)
Amortization of deferred financing costs	818	887
Amortization of fair value adjustments of notes payable assumed	—	(300)
Gain on extinguishment of debt	(108)	—
Changes in assets and liabilities:
Rents and tenant receivables	(239)	(522)
Prepaid expenses and other assets	(524)	(62)
Accounts payable and accrued expenses	2,019	1,216
Deferred rental income and other liabilities	(338)	392
Due to affiliates	(492)	32
Net cash provided by operating activities	12,425	9,680
Cash flows from investing activities:
Investment in real estate assets and capital expenditures	(103,477)	(27,914)
Payment of property escrow deposits	(3,025)	(284)
Refund of property escrow deposits	3,259	—
Change in restricted cash	(253)	(124)
Net cash used in investing activities	(103,496)	(28,322)
Cash flows from financing activities:
Proceeds from issuance of common stock	64,559	59,666
Redemptions of common stock	(3,733)	(3,428)
Offering costs on issuance of common stock	(6,193)	(6,086)
Distribution and stockholder servicing fees paid	(123)	(3)
Proceeds from credit facility and notes payable	102,200	98,600
Repayments of credit facility and notes payable	(73,950)	(110,500)
Repayment of line of credit with affiliate	—	(20,000)
Distributions to investors	(8,341)	(6,021)
Change in escrowed investor proceeds	—	36
Deferred financing costs paid	(412)	(768)
Net cash provided by financing activities	74,007	11,496
Net decrease in cash and cash equivalents	(17,064)	(7,146)
Cash and cash equivalents, beginning of period	19,161	10,110
Cash and cash equivalents, end of period	$2,097	$2,964
Supplemental disclosures of non-cash investing and financing activities:
Distributions declared and unpaid	$1,947	$1,509
Change in accrued distribution and stockholder servicing fees	$779	$120
Accrued capital expenditures	$177	$—
Common stock issued through distribution reinvestment plan	$7,881	$6,316
Change in fair value of interest rate swaps	$648	$(1,552)
Supplemental cash flow disclosures:
Interest paid	$7,533	$8,560
The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited)
NOTE 1 — ORGANIZATION AND BUSINESS
Cole Credit Property Trust V, Inc. (the “Company”) is a Maryland corporation, incorporated on December 12, 2012, that elected to be taxed, and currently qualifies, as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2014. The Company is the sole general partner of and owns, directly or indirectly, 100% of the partnership interests in Cole Operating Partnership V, LP, a Delaware limited partnership. The Company is externally managed by Cole REIT Advisors V, LLC (“CR V Advisors”), a Delaware limited liability company and an affiliate of the Company’s sponsor, Cole Capital®, which is a trade name used to refer to a group of affiliated entities directly or indirectly controlled by VEREIT, Inc. (“VEREIT”), a widely-held public company whose shares of common stock are listed on the New York Stock Exchange (NYSE: VER). VEREIT indirectly owns and/or controls the Company’s external advisor, CR V Advisors, the Company’s dealer manager for the Offerings (as defined below), Cole Capital Corporation (“CCC”), the Company’s property manager, CREI Advisors, LLC (“CREI Advisors”), and the Company’s sponsor, Cole Capital.
Pursuant to a Registration Statement on Form S-11 (Registration No. 333-189891) under the Securities Act of 1933, as amended (the “Securities Act”), and declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2014, the Company commenced its initial public offering on a “best efforts” basis of up to a maximum of $2.975 billion in shares of a single class of common stock. On February 7, 2014, the Company effected a reverse stock split, whereby every two and one-half shares of the Company’s common stock issued and outstanding were combined into one share of the Company’s common stock, resulting in a price change per share (the “Reverse Stock Split”). As a result of the Reverse Stock Split, the initial public offering (the “Initial Offering”) initially offered up to a maximum of $2.5 billion in shares of a single class of common stock (now referred to as Class A Shares as defined below) in the primary offering at a price of $25.00 per share until April 8, 2016, as well as up to $475.0 million in additional shares pursuant to a distribution reinvestment plan (the “Original DRIP”) at a price of $23.75 per share until April 8, 2016.
On March 18, 2014, the Company satisfied the conditions of the escrow agreement regarding the minimum offering amount under the Initial Offering and issued approximately 110,000 shares of its common stock to VEREIT Operating Partnership, L.P. (“VEREIT OP”), an affiliate of Cole Capital and the operating partnership of VEREIT, resulting in gross proceeds of $2.5 million, and commenced principal operations.
Effective as of March 4, 2016, the Company changed the designation of its common stock to Class A common stock (the “Class A Shares”) and then reclassified a portion of its Class A Shares as Class T common stock (the “Class T Shares”) pursuant to filings of Articles of Amendment (“Articles of Amendment”) and Articles Supplementary (“Articles Supplementary”) to the Company’s Articles of Amendment and Restatement (collectively, the Articles of Amendment and Restatement, the Articles of Amendment and the Articles Supplementary are referred to herein as the “Charter”). All shares of common stock issued and outstanding prior to the filing on March 4, 2016 of the Articles of Amendment and the Articles Supplementary were designated as Class A Shares following the filing of the Articles of Amendment and the Articles Supplementary. The Class A Shares and Class T Shares have similar voting rights, although the amount of the distributions are expected to differ due to the distribution and stockholder servicing fees, as defined in the Charter, that are payable in connection with the Class T Shares. In addition, the Charter provides that, in the event of a liquidation of the Company’s assets, distributions will be allocated between the share classes pursuant to the portion of the aggregate assets available for distribution to each class. Each holder of shares of a particular class of common stock will be entitled to receive, ratably with each other holder of shares of the same class, that portion of such aggregate cash available for distribution as the number of outstanding shares of such class held by such holder as compared to the total number of outstanding shares of such class then outstanding.
On March 29, 2016, the Company’s board of directors (the “Board”) adopted an Amended and Restated Distribution Reinvestment Plan (the “Amended and Restated DRIP”) in connection with the reinvestment of distributions paid on Class A Shares and Class T Shares. Pursuant to the Amended and Restated DRIP, distributions on Class A Shares are reinvested in Class A Shares and distributions on Class T Shares are reinvested in Class T Shares. The Amended and Restated DRIP became effective as of May 1, 2016.
On April 11, 2016, the Company announced that the Board established an estimated per share net asset value (“NAV”) of the Company’s common stock, as of February 29, 2016, of $24.00 per share for purposes of assisting broker-dealers participating in the Initial Offering in meeting their customer account statement reporting obligations under National Association of Securities Dealers Conduct Rule 2340. As a result, effective April 11, 2016, the Company revised the offering price of shares in the primary portion of the Initial Offering to be $26.37 per share (representing the $24.00 estimated per share NAV plus applicable selling commissions and dealer manager fees) and revised the offering price of shares pursuant to the

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited) – (Continued)

Original DRIP to be $24.00 per share (the estimated per share NAV). In connection with Post-Effective Amendment No. 3 to the Company’s Registration Statement for the Initial Offering, which was declared effective by the SEC on April 29, 2016, the Company began offering up to $1,125,000,000, of the $2.5 billion in shares that make up the primary portion of the Initial Offering, in Class T Shares at a price of $25.26 per share in the primary portion of the Initial Offering (representing the $24.00 estimated per share NAV plus selling commissions and dealer manager fees applicable to the Class T Shares), along with up to $1,375,000,000 in Class A Shares at a price of $26.37 per share in the primary portion of the Initial Offering. The Company also began offering Class T Shares pursuant to the Amended and Restated DRIP at a price of $24.00 per share, along with Class A Shares pursuant to the Amended and Restated DRIP at a price of $24.00 per share.
On March 24, 2017, the Board established an updated estimated per share NAV of the Company’s common stock, as of December 31, 2016, of $24.00 per share for both Class A Shares and Class T Shares. Because the estimated per share NAV as of December 31, 2016 is the same as the estimated per share NAV as of February 29, 2016, the Company continued to offer Class A Shares in the primary portion of the Initial Offering for $26.37 per share, Class T Shares in the primary portion of the Initial Offering for $25.26 per share and Class A Shares and Class T Shares in the Amended and Restated DRIP for $24.00 per share. Additionally, $24.00 per share will continue to serve as the most recent estimated per share NAV for purposes of the share redemption program.
In determining the estimated per share NAVs as of February 29, 2016 and December 31, 2016, the Board considered information and analysis, including valuation materials that were provided by a third-party valuation expert, information provided by CR V Advisors, and the estimated per share NAV recommendation made by the valuation committee of the Board, which committee is comprised entirely of independent directors. The Company’s estimated per share NAVs are not audited or reviewed by its independent registered public accounting firm.
Pursuant to a Registration Statement on Form S-11 (Registration No. 333-215274) under the Securities Act and declared effective by the SEC on August 1, 2017, the Company commenced a follow-on offering on a “best efforts” basis (the “Follow-on Offering,” and collectively with the Initial Offering, the “Offerings”) of up to an aggregate of $1.2 billion in Class A Shares and Class T Shares in the primary portion of the offering (up to $660.0 million in Class A Shares and up to $540.0 million in Class T Shares) and an additional $300.0 million in shares of common stock pursuant to the second amended and restated distribution reinvestment plan (the “Second Amended and Restated DRIP” and collectively with the Original DRIP and the Amended and Restated DRIP, the “DRIP”). The Company reserves the right to reallocate the shares offered among the classes of shares and between the primary offering and the DRIP. The Follow-on Offering continues to offer Class A Shares in the primary portion of the Follow-on Offering for $26.37 per share, Class T Shares in the primary portion of the Follow-on Offering for $25.26 per share, and Class A Shares and Class T Shares in the DRIP for $24.00 per share.
As of September 30, 2017, the Company had issued approximately 15.7 million shares of common stock in the Offerings for gross offering proceeds of $394.1 million ($366.2 million in Class A Shares and $27.9 million in Class T Shares) before organization and offering costs, selling commissions, and dealer manager fees of $38.2 million. In addition, as of September 30, 2017, the Company paid distribution and stockholder servicing fees for Class T Shares sold in the primary portion of the Offerings of $139,000 and accrued an estimated liability for future distribution and stockholder servicing fees payable of $962,000.
The Company intends to use substantially all of the net proceeds from the Offerings to acquire and operate a diversified portfolio of commercial real estate investments primarily consisting of necessity retail properties located throughout the United States. The retail properties primarily will be single tenant properties and anchored shopping centers anchored by large, creditworthy national, regional or local retailers. The Company expects that the retail properties typically will be subject to long-term triple-net or double-net leases, which means the tenant will be obligated to pay for most of the expenses of maintaining the property. As of September 30, 2017, the Company owned 131 properties, comprising 3.0 million rentable square feet of commercial space located in 33 states. As of September 30, 2017, the rentable square feet at these properties was 98.8% leased, including month-to-month agreements, if any.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The summary of significant accounting policies presented below is designed to assist in understanding the Company’s condensed consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”), in all material respects, and have been consistently applied in preparing the accompanying condensed consolidated financial statements.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited) – (Continued)

Principles of Consolidation and Basis of Presentation
The condensed consolidated financial statements of the Company have been prepared in accordance with the rules and regulations of the SEC regarding interim financial reporting, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the results for such periods. Results for these interim periods are not necessarily indicative of full year results.
The information included in this Quarterly Report on Form 10-Q should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2016, and related notes thereto, set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016. The condensed consolidated financial statements should also be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Quarterly Report on Form 10-Q.
The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Reclassifications
Certain amounts in the Company’s prior period condensed consolidated financial statements have been reclassified to conform to the current period presentation. The Company has chosen to break out distribution and stockholder servicing fees paid from offering costs on issuance of common stock in the Company’s condensed consolidated statements of cash flows. This reclassification had no effect on previously reported totals or subtotals.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Real Estate Investments
Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the costs of acquisition, including acquisition-related fees and certain acquisition-related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate assets and leasing costs. All repairs and maintenance costs are expensed as incurred. In April 2017, the Company early adopted Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The Company’s acquisitions qualify as asset acquisitions, and as such, acquisition-related fees and certain acquisition-related expenses related to these asset acquisitions are capitalized. Prior to the adoption of ASU 2017-01, all acquisition-related fees and expenses were expensed as incurred, and all of the Company’s acquisitions were accounted for as business combinations.
The Company considers the period of future benefit of each respective asset to determine the appropriate useful life. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Buildings	40 years
Site improvements	15 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
Recoverability of Real Estate Assets
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited) – (Continued)

lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value will be determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the nine months ended September 30, 2017 or 2016.
Assets Held for Sale
When a real estate asset is identified by the Company as held for sale, the Company will cease depreciation and amortization of the assets related to the property and estimate the fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of September 30, 2017 or December 31, 2016.
Allocation of Purchase Price of Real Estate Assets
Upon the acquisition of real properties, the Company allocates the purchase price, including acquisition-related fees and certain acquisition-related expenses after the adoption of ASU 2017-01, to acquired tangible assets, consisting of land, buildings and improvements, and to identified intangible assets and liabilities, consisting of the value of above- and below-market leases and the value of in-place leases, based in each case on their respective fair values. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and buildings). The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.
The determination of the fair values of the real estate assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could materially impact the Company’s results of operations.
Restricted Cash and Escrows
The Company had $347,000 and $94,000 in restricted cash as of September 30, 2017 and December 31, 2016, respectively. Included in restricted cash was $97,000 and $94,000 held by lenders in lockbox accounts as of September 30, 2017 and December 31, 2016, respectively. As part of certain debt agreements, rent from certain of the Company’s tenants is deposited directly into a lockbox account, from which the monthly debt service payments are disbursed to the lender and the excess funds are disbursed to the Company. Also included in restricted cash was $250,000 in lender cash management accounts as of September 30, 2017.
Revenue Recognition
Certain properties have leases where minimum rental payments increase during the term of the lease. The Company records rental income for the full term of each lease on a straight-line basis when earned and collectability is reasonably assured. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of this calculation. The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred.
The Company continually reviews receivables related to rent, including any straight-line rent, and current and future operating expense reimbursements from tenants and determines collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is uncertain, the Company will record an increase in the allowance for uncollectible accounts. As of September 30, 2017 and December 31, 2016, the Company had an allowance for uncollectible accounts of $10,000 and $1,000, respectively.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited) – (Continued)

Earnings (Loss) and Distributions Per Share
The Company has two classes of common stock. Accordingly, the Company utilizes the two-class method to determine its earnings per share, which results in different earnings per share for each of the classes. Under the two-class method, earnings per share of each class of common stock are computed by dividing the sum of the distributed earnings to common stockholders and undistributed earnings allocated to common stockholders by the weighted average number of shares for each class of common stock for the respective period. The distributed earnings to Class T Share common stockholders represents distributions declared less the distribution and stockholder servicing fees. Diluted income per share, when applicable, considers the effect of any potentially dilutive share equivalents, of which the Company had none for each of the three and nine months ended September 30, 2017 and 2016. Distributions per share is calculated based on the authorized daily distribution rate and the prior period amounts have been conformed to the current period presentation.
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by various standard setting bodies that may have an impact on the Company’s accounting and reporting. Except as otherwise stated below, the Company is currently evaluating the effect that certain of these new accounting requirements may have on the Company’s accounting and related reporting and disclosures in the Company’s condensed consolidated financial statements:
In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes the revenue recognition requirements in Revenue Recognition, Accounting Standards Codification  (“ASC”) (Topic 605) and will require an entity to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. For public business entities, the guidance should be applied to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. The Company plans to use the modified retrospective approach to adopt ASU 2014-09. In accordance with the Company’s plan for the adoption of ASU 2014-09, the Company’s implementation team has identified the Company’s revenue streams, performed an in-depth review of the Company’s revenue contracts and identified the related performance obligations, and is evaluating the impact on the Company’s consolidated financial statements and internal accounting processes and controls. Once ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which, as discussed below, sets forth principles for the recognition, measurement, presentation and disclosure of leases, goes into effect, ASU 2014-09 may apply to non-lease components in the lease agreements.
In February 2016, the FASB issued ASU 2016-02, which will require that a lessee recognize assets and liabilities on the balance sheet for all leases with a lease term of more than 12 months, with the result being the recognition of a right of use asset and a lease liability and the disclosure of key information about the entity’s leasing arrangements. The lessor accounting model under ASU 2016-02 is similar to current guidance; however it limits the capitalization of initial direct leasing costs, such as internally generated costs. ASU 2016-02 retains a distinction between finance leases (i.e., capital leases under current GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current GAAP. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. A modified retrospective approach is required for existing leases that have not expired upon adoption and provides for certain practical expedients. The Company’s implementation team has developed an inventory of all leases and is identifying any non-lease components in the lease agreements and is evaluating the impact to the Company and its consolidated financial statements. Upon the adoption of ASU 2016-02, the Company will record certain expenses paid directly by a tenant that protect the Company’s interests in its properties, such as insurance and real estate taxes, and the related operating expense reimbursement revenue, with no impact on net income. Based upon a preliminary analysis, the Company does not expect the accounting for leases pursuant to which the Company is the lessor to materially change as a result of the adoption of ASU 2016-02.
ASU No. 2016-01, Financial Instruments (Subtopic 825-10) — The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income (loss) the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update require separate presentation of financial assets and financial liabilities by measurement category and form of financial

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited) – (Continued)

asset on the consolidated balance sheets or the accompanying notes to the consolidated financial statements. The amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”). ASU 2016-13 is intended to improve financial reporting requiring more timely recognition of credit losses on loans and other financial instruments that are not accounted for at fair value through net income, including loans held for investment, held-to-maturity debt securities, trade and other receivables, net investment in leases and other such commitments. ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The amendments in ASU 2016-13 require the Company to measure all expected credit losses based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the financial assets and eliminates the “incurred loss” methodology under current GAAP. ASU 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018.
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which is intended to address diversity in practice related to how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted, and requires retrospective adoption unless it is impracticable to apply, in which case it is to be applied prospectively as of the earliest date practicable. The Company plans to adopt ASU 2016-15 during the fourth quarter of fiscal year 2017 and has determined that this standard is relevant to its presentation of debt prepayment and debt extinguishment costs and contingent consideration payments made after a business combination.
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which provides guidance on the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. In accordance with ASU 2016-18, restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the statements of cash flows. The amendments of ASU 2016-18 are effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Company plans to adopt ASU 2016-18 during the fourth quarter of 2017 and apply the standard retrospectively for all periods presented. The Company does not expect it will have a material impact on its consolidated financial statements.
In February 2017, the FASB issued ASU No. 2017-05, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets (“ASU 2017-05”), which clarifies the following: (1) nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty; (2) an entity should allocate consideration to each distinct asset by applying the guidance in Topic 606 on allocating the transaction price to performance obligations; and (3) entities are required to derecognize a distinct nonfinancial asset or distinct in substance nonfinancial asset in a partial sale transaction when it (a) does not have (or ceases to have) a controlling financial interest in the legal entity that holds the asset in accordance with Subtopic 810 and (b) transfers control of the asset in accordance with Topic 606. The adoption of this standard may result in higher gains on the sale of partial real estate interests, including contributions of nonfinancial assets to a joint venture or other noncontrolling investee, due to recognizing the full gain when the derecognition criteria are met and recording the retained noncontrolling interest at its fair value. ASU 2017-05 is effective for annual periods, and interim periods therein, beginning after December 15, 2017. Early adoption is permitted.
In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”). The targeted amendments in this ASU help simplify certain aspects of hedge accounting and result in a more accurate portrayal of the economics of an entity’s risk management activities in its financial statements. This ASU applies to the Company’s interest rate swaps designated as cash flow hedges. Upon adoption of this ASU, all changes in the fair value of highly effective cash flow hedges will be recorded in accumulated other comprehensive income rather than recognized directly in earnings. Under current U.S. GAAP, the ineffective portion of the change in fair value of cash flow hedges is recognized directly in earnings. This eliminates the requirement to separately measure and disclose ineffectiveness for qualifying cash flow hedges. ASU 2017-12 is effective for public entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The ASU is required to be adopted using a modified retrospective approach with early adoption permitted. The Company plans to adopt ASU 2017-12 during the first quarter of fiscal year 2018 and does not expect that it will have a material impact on its consolidated financial statements.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited) – (Continued)

NOTE 3 — FAIR VALUE MEASUREMENTS
GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3 — Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.
The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:
Credit facility and notes payable — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. Current and prior period liabilities’ carrying and fair values exclude net deferred financing costs. These financial instruments are valued using Level 2 inputs. As of September 30, 2017, the estimated fair value of the Company’s debt was $286.6 million, compared to the carrying value of $283.6 million. The estimated fair value of the Company’s debt was $256.4 million as of December 31, 2016, compared to the carrying value of $255.4 million.
Derivative instruments — The Company’s derivative instruments are comprised of interest rate swaps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. In addition, credit valuation adjustments are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the respective counterparties.
Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and its counterparties. However, as of September 30, 2017 and December 31, 2016, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.
Other financial instruments — The Company considers the carrying values of its cash and cash equivalents, restricted cash, tenant receivables, accounts payable and accrued expenses, other liabilities, due to affiliates and distributions payable in order to approximate their fair values because of the short period of time between their origination and their expected realization as well as their highly-liquid nature. Due to the short-term maturities of these instruments, Level 1 inputs are utilized to estimate the fair value of these financial instruments.
Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, upon disposition of the financial assets and liabilities. As of September 30, 2017 and December 31, 2016, there have been no transfers of financial assets or liabilities between fair value hierarchy levels.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited) – (Continued)

In accordance with the fair value hierarchy described above, the following tables show the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of September 30, 2017 and December 31, 2016 (in thousands):

	Balance as of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	September 30, 2017	(Level 1)	(Level 2)	(Level 3)
Financial asset:
Interest rate swap	$259	$—	$259	$—
Financial liability:
Interest rate swap	$(7)	$—	$(7)	$—

	Balance as of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	December 31, 2016	(Level 1)	(Level 2)	(Level 3)
Financial asset:
Interest rate swap	$238	$—	$238	$—
Financial liability:
Interest rate swap	$(634)	$—	$(634)	$—
NOTE 4 — REAL ESTATE INVESTMENTS
2017 Property Acquisitions
During the nine months ended September 30, 2017, the Company acquired 15 commercial properties for an aggregate purchase price of $103.4 million (the “2017 Acquisitions”), of which 13 were determined to be asset acquisitions and two were accounted for as business combinations as they were acquired prior to the adoption of ASU 2017-01 in April 2017. The Company funded the 2017 Acquisitions with net proceeds from the Offerings and available borrowings.
The following table summarizes the consideration transferred for the properties purchased during the nine months ended September 30, 2017 (in thousands):

2017 Acquisitions
Investments in real estate:
Purchase price of asset acquisitions	$88,547
Purchase price of business combinations	14,878
Total purchase price of real estate investments acquired (1)	$103,425
______________________

(1)
The weighted average amortization period for the 2017 Acquisitions is 13.9 years for acquired in-place leases and other intangibles, 16.6 years for acquired above-market leases and 12.9 years for acquired intangible lease liabilities.

During the nine months ended September 30, 2017, the Company acquired 13 commercial properties for an aggregate purchase price of $88.5 million, which were accounted for as asset acquisitions (the “2017 Asset Acquisitions”). The aggregate purchase price includes $2.6 million of external acquisition-related expenses that were capitalized in accordance with ASU 2017-01. Prior to the adoption of ASU 2017-01, costs related to property acquisitions were expensed as incurred. The following table summarizes the purchase price allocation for the 2017 Asset Acquisitions purchased during the nine months ended September 30, 2017 (in thousands):

2017 Asset Acquisitions
Land	$21,037
Buildings and improvements	47,958
Acquired in-place leases and other intangibles	18,758
Acquired above-market leases	1,665
Intangible lease liabilities	(871)
Total purchase price	$88,547

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited) – (Continued)

During the nine months ended September 30, 2017, the Company acquired two commercial properties for an aggregate purchase price of $14.9 million, which were accounted for as business combinations (the “2017 Business Combination Acquisitions”). The purchase price allocation for each of the Company’s 2017 Business Combination Acquisitions is preliminary and subject to change as the Company finalizes the allocations, which the Company expects will be prior to the end of the current fiscal year. The Company preliminarily allocated the purchase price of these properties to the fair value of the assets acquired. The following table summarizes the preliminary purchase price allocations for the 2017 Business Combination Acquisitions purchased during the nine months ended September 30, 2017 (in thousands):

2017 Business Combination Acquisitions
Land	$2,099
Buildings and improvements	11,342
Acquired in-place leases and other intangibles	1,437
Total purchase price	$14,878
The Company recorded revenue of $285,000 and $652,000, respectively, and net income of $170,000 and a net loss of $25,000, respectively for the three and nine months ended September 30, 2017, related to the 2017 Business Combination Acquisitions. In addition, the Company recorded $407,000 of acquisition-related expenses for the nine months ended September 30, 2017, which is included in acquisition-related expenses on the condensed consolidated statements of operations.
The following table summarizes selected financial information of the Company as if all of the 2017 Business Combination Acquisitions were completed on January 1, 2016 for each period presented below. The table below presents the Company’s estimated revenue and net income (loss), on a pro forma basis, for the three and nine months ended September 30, 2017 and 2016, respectively (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Pro forma basis:
Revenue	$11,749	$10,325	$32,779	$31,103
Net income (loss)	$718	$(102)	$1,567	$(1,559)
The pro forma information for the nine months ended September 30, 2017 was adjusted to exclude $407,000 of acquisition-related fees and expenses recorded during the period related to the 2017 Business Combination Acquisitions. Accordingly, these costs were instead recognized in the pro forma information for the nine months ended September 30, 2016. The pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of the period, nor does it purport to represent the results of future operations.
2016 Property Acquisitions
During the nine months ended September 30, 2016, the Company acquired four commercial properties for an aggregate purchase price of $27.6 million (the “2016 Acquisitions”). The 2016 Acquisitions were accounted for as business combinations. The Company funded the 2016 Acquisitions with net proceeds from the Initial Offering and available borrowings. The Company allocated the purchase price of these properties to the fair value of the assets acquired. The following table summarizes the purchase price allocations for the 2016 Acquisitions (in thousands):

2016 Acquisitions
Land	$7,441
Buildings and improvements	18,411
Acquired in-place leases and other intangibles (1)	1,762
Total purchase price	$27,614
______________________

(1)	The weighted average amortization period for acquired in-place leases and other intangibles was 11.7 years for the 2016 Acquisitions.

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited) – (Continued)

During the three and nine months ended September 30, 2016, the Company recorded revenue of $512,000 and $1.2 million, respectively, and net income of $288,000 and a loss of $624,000, respectively, related to the 2016 Acquisitions. No acquisition-related fees and expenses were recorded during the three months ended September 30, 2016, and $1.2 million was recorded during the nine months ended September 30, 2016 related to the 2016 Acquisitions.
The following table summarizes selected financial information of the Company as if all of the 2016 Acquisitions were completed on January 1, 2015 for each period presented below. The table below presents the Company’s estimated revenue and net loss, on a pro forma basis, for the three and nine months ended September 30, 2016 and 2015, respectively (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Pro forma basis:
Revenue	$10,036	$9,651	$30,556	$27,352
Net loss	$(225)	$(395)	$(500)	$(3,243)
The pro forma information for the nine months ended September 30, 2016 was adjusted to exclude $1.2 million of acquisition-related fees and expenses recorded during the period related to the 2016 Acquisitions. Accordingly, these costs were instead recognized in the pro forma information for the nine months ended September 30, 2015. No acquisition-related fees and expenses were recorded during the three months ended September 30, 2016 related to the 2016 Acquisitions.
The pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of the period, nor does it purport to represent the results of future operations.
NOTE 5 — INTANGIBLE LEASE ASSETS
Intangible lease assets as of September 30, 2017 and December 31, 2016 consisted of the following (in thousands, except weighted average life):

	September 30, 2017	December 31, 2016
In-place leases and other intangibles, net of accumulated amortization of $12,457 and $8,950, respectively (with a weighted average life remaining of 11.6 years and 11.5 years, respectively)
	$53,918	$37,251
Acquired above-market leases, net of accumulated amortization of $2,300 and $1,684, respectively
(with a weighted average life remaining of 12.0 years and 11.9 years, respectively)	6,626	5,578
	$60,544	$42,829
Amortization of the above-market leases is recorded as a reduction to rental revenue, and amortization expense for the in-place leases and other intangibles is included in depreciation and amortization in the accompanying condensed consolidated statements of operations. The following table summarizes the amortization expense related to the intangible lease assets for the three and nine months ended September 30, 2017 and September 30, 2016 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
In-place lease and other intangible amortization	$1,328	$1,038	$3,558	$3,170
Above-market lease amortization	$211	$199	$617	$601

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited) – (Continued)

As of September 30, 2017, the estimated amortization expense relating to the intangible lease assets for each of the five succeeding fiscal years is as follows (in thousands):

	Amortization Expense
	In-Place Leases and Other Intangibles	Above-Market Leases
Remainder of 2017	$1,238	$209
2018	$5,392	$745
2019	$5,072	$603
2020	$4,861	$549
2021	$4,796	$532
NOTE 6 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risk. During the nine months ended September 30, 2017, the Company did not enter into any interest rate swap agreements. As of September 30, 2017, the Company had two interest rate swap agreements. The following table summarizes the terms of the Company’s executed interest rate swap agreements designated as hedging instruments as of September 30, 2017 and December 31, 2016 (dollar amounts in thousands):

	Balance Sheet Location	Outstanding Notional Amount as of	Interest Rate (1)	Effective Date	Maturity Date	Fair Value of Assets and (Liabilities) as of
		September 30, 2017				September 30, 2017	December 31, 2016
Interest Rate Swap	Prepaid expenses, derivative asset and other assets	$21,100	3.49%	1/15/2016	2/1/2021	$259	$238
Interest Rate Swap	Deferred rental income, other liabilities and derivative liability	$120,000	4.02%	12/31/2015	4/25/2019	$(7)	$(634)
______________________
(1) The interest rates consist of the underlying index swapped to a fixed rate and the applicable interest rate spread as of September 30, 2017.
Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 3 — Fair Value Measurements. The notional amount under the interest rate swap agreements is an indication of the extent of the Company’s involvement in each instrument, but does not represent exposure to credit, interest rate or market risks.
Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges in order to hedge the variability of the anticipated cash flows on its variable rate debt. The change in fair value of the effective portion of the derivative instruments that are designated as hedges is recorded in other comprehensive income (loss), with a portion of the amount subsequently reclassified to interest expense as interest payments are made on the Company’s variable rate debt. For the three and nine months ended September 30, 2017, the amounts reclassified were $110,000 and $567,000, respectively. For the three and nine months ended September 30, 2016, the amounts reclassified were $377,000 and $1.2 million, respectively. During the next 12 months, the Company estimates that an additional $113,000 will be reclassified from other comprehensive income (loss) as an increase to interest expense.
Any ineffective portion of the change in fair value of the derivative instruments is recorded in interest expense. There were no portions of the change in the fair value of the interest rate swaps that were considered ineffective during the three and nine months ended September 30, 2017 and 2016.
The Company has agreements with each of its derivative counterparties that contain provisions whereby, if the Company defaults on certain of its unsecured indebtedness, the Company could also be declared in default on its derivative obligations, resulting in an acceleration of payment. If the Company had breached any of these provisions as of September 30, 2017, it could have been required to settle its obligations under these agreements at an aggregate termination value, inclusive of interest payments and accrued interest, of $9,000. In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with creditworthy

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited) – (Continued)

counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the credit quality of the Company and the respective counterparty. There were no termination events or events of default related to the interest rate swaps as of September 30, 2017.
NOTE 7 — NOTES PAYABLE AND CREDIT FACILITY
As of September 30, 2017, the Company had $282.4 million of debt outstanding, including net deferred financing costs, with weighted average years to maturity of 2.3 years and a weighted average interest rate of 3.9%.
The following table summarizes the debt balances as of September 30, 2017 and December 31, 2016, and the debt activity for the nine months ended September 30, 2017 (in thousands):

		During the Nine Months Ended September 30, 2017
	Balance as of December 31, 2016	Debt Issuance, Net (1)	Repayments and Extinguishments	Accretion and (Amortization)	Balance as of September 30, 2017
Credit facility	$120,000	$102,200	$(31,200)	$—	$191,000
Fixed rate debt	135,350	—	(42,750)	—	92,600
Total debt	255,350	102,200	(73,950)	—	283,600
Net premiums (2)	108	—	(108)	—	—
Deferred costs (3)	(1,540)	—	—	374	(1,166)
Total debt, net	$253,918	$102,200	$(74,058)	$374	$282,434
______________________
(1) Includes deferred financing costs incurred during the period.
(2) Net premiums on mortgage notes payable were recorded upon the assumption of the respective debt instruments. Amortization of these net premiums is recorded as a reduction to interest expense over the remaining term of the respective debt instruments using the effective-interest method.
(3) Deferred costs relate to mortgage notes payable and the term portion of the Credit Facility, as defined below.
As of September 30, 2017, the fixed rate debt outstanding of $92.6 million included $21.1 million of variable rate debt that is fixed through interest rate swap agreements, which has the effect of fixing the variable interest rate per annum through the maturity date of the variable rate debt. The fixed rate debt has interest rates ranging from 3.5% to 4.5% per annum. The debt outstanding matures on various dates from February 2021 to December 2024. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities, securing the fixed rate debt outstanding was $155.4 million as of September 30, 2017. Each of the mortgage notes payable comprising the fixed rate debt is secured by the respective properties on which the debt was placed.
The Company has a modified credit agreement (the “Modified Credit Agreement”) with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”), as administrative agent, and the other lenders party thereto. The Modified Credit Agreement reduced the maximum amount of the revolving loans (the “Revolving Loans”) under the original credit agreement from $300.0 million to $180.0 million, and added a term loan (the “Term Loan,” and together with the Revolving Loans, the “Credit Facility”) in the amount of $120.0 million for a total capacity of $300.0 million under the Credit Facility. The Term Loan matures on April 25, 2019. The Revolving Loans were set to mature on April 25, 2017; however, during the nine months ended September 30, 2017, the Company elected to extend the maturity date of the Revolving Loans to April 25, 2018. With respect to the Company’s $71.0 million of Revolving Loans maturing in April 2018, the Company expects to refinance the debt or enter into new financing arrangements in order to meet its debt obligations.
Depending upon the type of loan specified and overall leverage ratio, the Credit Facility bears interest at (i) the one-month, two-month, three-month or six-month London Interbank Offered Rate (“LIBOR”) multiplied by the statutory reserve rate (the “Eurodollar Rate”) plus an interest rate spread ranging from 1.90% to 2.45%; or (ii) a base rate ranging from 0.90% to 1.45%, plus the greater of: (a) JPMorgan Chase’s Prime Rate (as defined in the Modified Credit Agreement); (b) the Federal Funds Effective Rate (as defined in the Modified Credit Agreement) plus 0.50%; or (c) the one-month LIBOR multiplied by the statutory reserve rate plus 1.0%. As of September 30, 2017, the Revolving Loans outstanding totaled $71.0 million at a weighted average interest rate of 3.7%, and the Term Loan outstanding totaled $120.0 million, which was subject to an interest rate swap agreement (the “Swapped Term Loan”). The interest rate swap agreement had the effect of fixing the Eurodollar Rate per annum of the Swapped Term Loan. As of September 30, 2017, the all-in rate for the Swapped Term Loan was 4.0%. The

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited) – (Continued)

Company had $191.0 million of debt outstanding under the Credit Facility as of September 30, 2017 at a weighted average interest rate of 3.9% and $109.0 million in unused capacity, subject to borrowing availability.
The Modified Credit Agreement contains provisions with respect to covenants, events of default and remedies customary for facilities of this nature. In particular, the Modified Credit Agreement requires the Company to maintain a minimum consolidated net worth not less than $150.0 million plus 75% of the equity interests issued by the Company, a leverage ratio less than or equal to 60%, a fixed charge coverage ratio equal to or greater than 1.50, an unsecured debt to unencumbered asset value ratio equal to or less than 60%, an unsecured debt service coverage ratio greater than 1.75, a secured debt ratio equal to or less than 40% and recourse debt not greater than 15% of total asset value. The Company believes it was in compliance with the financial covenants of the Modified Credit Agreement, as well as the financial covenants under the Company’s various fixed and variable rate debt agreements as of September 30, 2017.
Maturities
The following table summarizes the scheduled aggregate principal repayments for the Company’s outstanding debt subsequent to September 30, 2017 for each of the five succeeding fiscal years and the period thereafter (in thousands):

Principal Repayments
Remainder of 2017	$—
2018	71,000
2019	120,000
2020	388
2021	68,009
Thereafter	24,203
Total	$283,600
NOTE 8 — INTANGIBLE LEASE LIABILITIES
Intangible lease liabilities consisted of the following as of September 30, 2017 and December 31, 2016 (in thousands, except weighted average life):

	September 30, 2017	December 31, 2016
Acquired below-market liabilities, net of accumulated amortization of $1,528 and $1,123, respectively (with a weighted average life remaining of 8.2 years and 8.1 years, respectively)
	$4,168	$3,708
Amortization of below-market leases is recorded as an increase to rental revenue in the accompanying condensed consolidated statements of operations. The following table summarizes the amortization of the intangible lease liabilities for the three and nine months ended September 30, 2017 and September 30, 2016 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Below-market lease amortization	$133	$135	$412	$407
As of September 30, 2017, the estimated amortization of the intangible lease liabilities for each of the five succeeding fiscal years is as follows (in thousands):

Amortization of Below-Market Leases
Remainder of 2017	$140
2018	$594
2019	$555
2020	$479
2021	$460

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited) – (Continued)

NOTE 9 — COMMITMENTS AND CONTINGENCIES
Litigation
In the ordinary course of business, the Company may become subject to litigation and claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company’s business, to which the Company is a party or of which the Company’s properties are the subject.
Purchase Commitments
As of September 30, 2017, the Company had entered into a purchase agreement with an unaffiliated third-party seller to acquire a 100% interest in one retail property, subject to meeting certain criteria, for a purchase price of $4.8 million, exclusive of closing costs. As of September 30, 2017, the Company had a $50,000 escrow deposit held by an escrow agent in connection with this potential property acquisition. This deposit is included in the accompanying condensed consolidated balance sheets in prepaid expenses, derivative asset and other assets and could be forfeited under certain circumstances. As of September 30, 2017, the escrow deposit had not been forfeited. The potential acquisition is subject to customary closing conditions, and the Company can give no assurance that the closing will occur.
Environmental Matters
In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. In addition, the Company may own or acquire certain properties that are subject to environmental remediation. Generally, the seller of the property, the tenant of the property and/or another third party is responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify the Company against future remediation costs. The Company also carries environmental liability insurance on its properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which the Company may be liable. The Company is not aware of any environmental matters which it believes are reasonably likely to have a material effect on its results of operations, financial condition or liquidity.
NOTE 10 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS
The Company has incurred commissions, fees and expenses payable to CR V Advisors and certain of its affiliates in connection with the Offerings and the acquisition, management and disposition of its assets.
Selling commissions and dealer manager fees
In connection with the Offerings, CCC, the Company’s dealer manager, which is affiliated with CR V Advisors, receives selling commissions of up to 7.0% and 3.0% of gross offering proceeds from the primary portion of the Offerings for Class A Shares and Class T Shares, respectively, and before reallowance of selling commissions earned by participating broker-dealers. The Company has been advised that CCC intends to reallow 100% of selling commissions earned to participating broker-dealers. In addition, CCC receives up to 2.0% of gross offering proceeds from the primary portion of the Offerings for both Class A Shares and Class T Shares as a dealer manager fee in connection with the primary portion of the Offerings. CCC, in its sole discretion, may reallow all or a portion of its dealer manager fee to participating broker-dealers. No selling commissions or dealer manager fees are paid to CCC or other participating broker-dealers with respect to shares sold pursuant to the DRIP.
Other organization and offering expenses
All other organization and offering expenses associated with the sale of the Company’s common stock (excluding selling commissions, dealer manager fees and distribution and stockholder servicing fees) are paid by CR V Advisors or its affiliates and are reimbursed by the Company up to 2.0% of aggregate gross offering proceeds. A portion of the other organization and offering expenses may be considered to be underwriting compensation. As of September 30, 2017, CR V Advisors had paid organization and offering expenses in excess of 2.0% of aggregate gross offering proceeds in connection with the Offerings. These excess amounts were not included in the condensed consolidated financial statements of the Company because such amounts were not a liability of the Company as they exceeded 2.0% of gross proceeds from the Offerings. As the Company raises additional proceeds from the Offerings, these excess amounts may become payable.

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited) – (Continued)

Distribution and stockholder servicing fees
Through October 4, 2016, the Company paid CCC a distribution and stockholder servicing fee for Class T Shares that was calculated on a daily basis in the amount of 1/365th of 0.8% of the estimated per share NAV of the Class T Shares sold in the primary portion of the Initial Offering. Pursuant to an amended and restated dealer manager agreement (the “Amended Dealer Manager Agreement”), beginning on October 5, 2016, the distribution and stockholder servicing fee is calculated on a daily basis in an amount equal to 1/365th of 1.0% of the estimated per share NAV of the Class T Shares sold in the primary portion of the Offerings. The maximum amount of distribution and stockholder servicing fees payable did not change pursuant to the provisions of the Amended Dealer Manager Agreement. The distribution and stockholder servicing fee is paid monthly in arrears from cash flow from operations or, if the Company’s cash flow from operations is not sufficient to pay the distribution and stockholder servicing fee, from borrowings in anticipation of future cash flow. An estimated liability for future distribution and stockholder servicing fees payable to CCC is recognized at the time each Class T Share is sold and included in due to affiliates in the condensed consolidated balance sheets with a corresponding decrease to capital in excess of par value. The Company will cease paying the distribution and stockholder servicing fee with respect to Class T Shares at the earliest of (i) the end of the month in which the total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T Shares held in such account, or a lower limit agreed upon between the dealer manager and the participating broker-dealer at the time such Class T Shares were sold; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the sale of the Company’s shares, excluding shares sold pursuant to the DRIP; (iii) the fourth anniversary of the last day of the month in which the offering in which such Class T Shares were purchased (excluding the offering of shares pursuant to the DRIP) terminates; (iv) the date such Class T Share is no longer outstanding; and (v) the date the Company effects a liquidity event. CCC may, in its discretion, reallow to participating broker-dealers all or a portion of the distribution and stockholder servicing fee for services that such participating broker-dealers perform. At the time the Company ceases paying the distribution and stockholder servicing fee with respect to an outstanding Class T Share pursuant to the provisions above, such Class T Share will convert into a number of Class A Shares (including any fractional shares) with an equivalent net asset value as such Class T Share. The Company cannot predict when this will occur. No distribution and stockholder servicing fees are paid to CCC or other participating broker-dealers with respect to shares sold pursuant to the DRIP.
Acquisition fees and expenses
The Company pays CR V Advisors or its affiliates acquisition fees of up to 2.0% of: (1) the contract purchase price of each property or asset the Company acquires; (2) the amount paid in respect of the development, construction or improvement of each asset the Company acquires; (3) the purchase price of any loan the Company acquires; and (4) the principal amount of any loan the Company originates. In addition, the Company reimburses CR V Advisors or its affiliates for insourced expenses incurred in the process of acquiring a property or the origination or acquisition of a loan, which are fixed on an annual basis at 0.5% of the contract purchase price of each property and 0.5% of the amount advanced for a loan or other investment, which will be prorated for any partial calendar year; provided, however, that acquisition expenses are not included in the contract purchase price of the property. Additionally, CR V Advisors or its affiliates are reimbursed for third-party acquisition-related expenses incurred in the process of acquiring properties, so long as the total acquisition fees and expenses relating to the transaction do not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of the Board, including a majority of the Company’s independent directors, as commercially competitive, fair and reasonable to the Company.
Advisory fees and expenses
Pursuant to the advisory agreement with CR V Advisors, the Company pays CR V Advisors a monthly advisory fee based upon the Company’s monthly average asset value, which, effective January 1, 2017, is based on the estimated market value of such assets used to determine the Company’s estimated per share NAV as of December 31, 2016, as discussed in Note 1 — Organization and Business, and for those assets acquired subsequent to December 31, 2016, is based on the purchase price. The monthly advisory fee is equal to the following amounts: (1) an annualized rate of 0.75% paid on the Company’s average asset value that is between $0 and $2.0 billion; (2) an annualized rate of 0.70% paid on the Company’s average asset value that is between $2.0 billion and $4.0 billion; and (3) an annualized rate of 0.65% paid on the Company’s average asset value that is over $4.0 billion.
Operating expenses
The Company reimburses CR V Advisors, or its affiliates, for the expenses they paid or incurred in connection with the advisory and administrative services provided to the Company, subject to the limitation that the Company will not reimburse

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited) – (Continued)

CR V Advisors or its affiliates for any amount by which the operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceed the greater of: (1) 2.0% of average invested assets, or (2) 25.0% of net income excluding any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period. The Company will not reimburse CR V Advisors or its affiliates for the salaries and benefits paid to personnel in connection with the services for which CR V Advisors or its affiliates receive acquisition fees, and the Company will not reimburse CR V Advisors for salaries and benefits paid to the Company’s executive officers.
Disposition fees
If CR V Advisors or its affiliates provide a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of one or more properties (or the Company’s entire portfolio), the Company will pay CR V Advisors or its affiliates a disposition fee in an amount equal to up to one-half of the real estate or brokerage commission paid by the Company to third parties on the sale of such property, not to exceed 1.0% of the contract price of the property sold; provided, however, in no event may the total disposition fees paid to CR V Advisors, its affiliates and unaffiliated third parties exceed the lesser of the customary competitive real estate commission or an amount equal to 6.0% of the contract sales price. In addition, if CR V Advisors or its affiliates provides a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of one or more assets other than properties, the Company may separately compensate CR V Advisors or its affiliates at such rates and in such amounts as the Board, including a majority of the Company’s independent directors, and CR V Advisors agree upon, not to exceed an amount equal to 1.0% of the contract price of the assets sold. During the three and nine months ended September 30, 2017 and 2016, no disposition fees were incurred for any such services provided by CR V Advisors or its affiliates.
Subordinated performance fees
The Company will pay a subordinated performance fee in connection with one of the following alternative events: (1) if the Company’s shares are listed on a national securities exchange, CR V Advisors, or its affiliates, will be entitled to a subordinated performance fee equal to 15.0% of the amount, if any, by which (i) the market value of the Company’s outstanding stock plus distributions paid by the Company prior to listing, exceeds (ii) the sum of the total amount of capital raised from investors and the amount of distributions necessary to generate a 6.0% annual cumulative, non-compounded return to investors; (2) if the Company is sold or its assets are liquidated, CR V Advisors will be entitled to a subordinated performance fee equal to 15.0% of the net sale proceeds remaining after investors have received, from regular distributions plus special distributions paid from proceeds of such sale, a return of their net capital invested and a 6.0% annual cumulative, non-compounded return; or (3) upon termination of the advisory agreement, CR V Advisors may be entitled to a subordinated performance fee similar to the fee to which it would have been entitled had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination. During the three and nine months ended September 30, 2017 and 2016, no subordinated performance fees were incurred related to any such events.
The Company incurred commissions, fees and expense reimbursements as shown in the table below for services provided by CR V Advisors and its affiliates related to the services described above during the periods indicated (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Selling commissions	$813	$727	$3,441	$3,532
Dealer manager fees	$322	$273	$1,298	$1,203
Other organization and offering expenses	$378	$319	$1,454	$1,331
Distribution and stockholder servicing fees (1)	$56	$3	$123	$3
Acquisition fees and expenses	$915	$—	$2,332	$690
Advisory fees and expenses	$1,389	$1,230	$3,965	$3,607
Operating expenses	$522	$556	$1,594	$1,527
______________________

(1)
Amounts are calculated for the respective period in accordance with the dealer manager agreement and exclude the estimated liability for future distribution and stockholder servicing fees payable to CCC of $962,000, which is included in due to affiliates in the condensed consolidated balance sheets with a corresponding decrease to capital in excess of par value.

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited) – (Continued)

Due to Affiliates
As of September 30, 2017 and December 31, 2016, $1.5 million and $1.3 million, respectively, were recorded for services and expenses incurred, but not yet reimbursed to CR V Advisors, or its affiliates. The amounts are primarily for advisory and operating expenses and distribution and stockholder servicing fees payable to CCC. These amounts were included in due to affiliates in the condensed consolidated balance sheets for such periods.
Transactions
The Company incurred $111,000 of interest expense related to a subordinated loan with an affiliate of the Company’s advisor (the “Series C Loan”) during the nine months ended September 30, 2016. In addition, during the nine months ended September 30, 2016, the Company repaid the $20.0 million outstanding balance under the Series C Loan, which matured on March 17, 2016. Accordingly, the Company did not incur any interest expense related to the Series C Loan during the nine months ended September 30, 2017.
NOTE 11 — ECONOMIC DEPENDENCY
Under various agreements, the Company has engaged and may in the future engage CR V Advisors or its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon CR V Advisors or its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.
NOTE 12 — OPERATING LEASES
The Company’s real estate assets are leased to tenants under operating leases for which the terms and expirations vary. As of September 30, 2017, the leases have a weighted-average remaining term of 10.6 years. Certain leases include provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other negotiated terms and conditions. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. As of September 30, 2017, the future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases, assuming no exercise of renewal options for the succeeding five fiscal years and thereafter, is as follows (in thousands):

Future Minimum Rental Income
Remainder of 2017	$11,146
2018	42,058
2019	41,542
2020	40,692
2021	40,113
Thereafter	294,418
Total	$469,969
NOTE 13 — SUBSEQUENT EVENTS
The following events occurred subsequent to September 30, 2017:
Redemption of Shares of Common Stock
Subsequent to September 30, 2017, the Company redeemed approximately 333,000 shares for $8.0 million at an average per share price of $23.90 pursuant to the Company’s share redemption program.
Investment in Real Estate Assets
Subsequent to September 30, 2017, the Company acquired three commercial real estate properties for an aggregate purchase price of $10.9 million. The Company has not completed its initial purchase price allocation with respect to these properties and therefore cannot provide similar disclosures to those included in Note 4 — Real Estate Investments in these condensed consolidated financial statements for these properties.

COLE CREDIT PROPERTY TRUST V, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017 (Unaudited) – (Continued)

Sale of Cole Capital
On November 13, 2017 the parent of the Company’s sponsor entered into a purchase and sale agreement to sell its ownership interest in the Company’s sponsor. The completion of this sale is subject to the receipt of regulatory approvals and other customary closing conditions and is expected to occur at the end of the fourth quarter of 2017 or during the first quarter of 2018.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the accompanying condensed consolidated financial statements and notes thereto appearing elsewhere in this Quarterly Report on Form 10-Q. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. Certain risks may cause our actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a complete discussion of such risk factors, see Item 1A — Risk Factors of this Quarterly Report on Form 10-Q and the Company’s Annual Report on Form 10-K for the year ended December 31, 2016. Capitalized terms used herein, but not otherwise defined, shall have the meaning ascribed to those terms in “Part I — Financial Information” of this Quarterly Report on Form 10-Q, including the notes to the condensed consolidated financial statements contained therein, and the terms “we,” “us,” “our” and the “Company” refer to Cole Credit Property Trust V, Inc.
Forward-Looking Statements
This Quarterly Report on Form 10-Q includes “forward-looking statements” (within the meaning of the federal securities laws, Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that reflect our expectations and projections about our future results, performance, prospects and opportunities. We have attempted to identify these forward-looking statements by the use of words such as “may,” “will,” “seek,” “expects,” “anticipates,” “believes,” “targets,” “intends,” “should,” “estimates,” “could,” “continue,” “assume,” “projects,” “plans” or similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those discussed below. We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable by law. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of changes in underlying assumptions or new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law. The forward-looking statements should be read in light of the risk factors identified in Item 1A — Risk Factors of this Quarterly Report on Form 10-Q and our Annual Report on Form 10-K for the year ended December 31, 2016.
The following are some, but not all, of the assumptions, risks, uncertainties and other factors that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We may be unable to renew leases, lease vacant space or re-lease space as leases expire on favorable terms or at all.

•	We are subject to risks associated with tenant, geographic and industry concentrations with respect to our properties.

•	Our properties, intangible assets and other assets may be subject to impairment charges.

•	We could be subject to unexpected costs or unexpected liabilities that may arise from potential dispositions of properties.

•
We are subject to competition in the acquisition and disposition of properties and in the leasing of our properties and we may be unable to acquire, dispose of, or lease properties on advantageous terms.

•	We could be subject to risks associated with bankruptcies or insolvencies of tenants or from tenant defaults generally.

•	We have substantial indebtedness, which may affect our ability to pay distributions, and expose us to interest rate fluctuation risk and the risk of default under our debt obligations.

•	We may be affected by the incurrence of additional secured or unsecured debt.

•	We may not be able to maintain profitability.

•	We may not generate cash flows sufficient to pay our distributions to stockholders or meet our debt service obligations.

•	We may be affected by risks resulting from losses in excess of insured limits.

•	We may fail to remain qualified as a REIT for U.S. federal income tax purposes.

•
Our sponsor may be unable to fully reestablish the financial network which previously supported Cole Capital sponsored REITs and/or regain the prior level of transaction and capital raising volume achieved by the Cole REITs.

•	We are subject to risks that may affect capital raising volume as a result of increased regulatory changes.

•	Our advisor has the right to terminate the advisory agreement upon 60 days’ written notice without cause or penalty.

Definitions
We use certain defined terms throughout this Quarterly Report on Form 10-Q that have the following meanings:
The phrase “annualized rental income” refers to the straight line rental revenue under our leases on operating properties owned as of the respective reporting date, which includes the effect of rent escalations and any tenant concessions, such as free rent, and excludes any bad debt allowances and any contingent rent, such as percentage rent. Management uses annualized rental income as a basis for tenant, industry and geographic concentrations and other metrics within the portfolio. Annualized rental income is not indicative of future performance.
Under a “net lease,” the tenant occupying the leased property (usually as a single tenant) does so in much the same manner as if the tenant were the owner of the property. There are various forms of net leases, most typically classified as triple-net or double-net. Triple-net leases typically require the tenant to pay all expenses associated with the property (e.g., real estate taxes, insurance, maintenance and repairs). Double-net leases typically require that the tenant pay all operating expenses associated with the property (e.g., real estate taxes, insurance and maintenance), but excludes some or all major repairs (e.g., roof, structure and parking lot). Accordingly, the owner receives the rent “net” of these expenses, rendering the cash flow associated with the lease predictable for the term of the lease. Under a net lease, the tenant generally agrees to lease the property for a significant term and agrees that it will either have no ability or only limited ability to terminate the lease or abate rent prior to the expiration of the term of the lease as a result of real estate driven events such as casualty, condemnation or failure by the landlord to fulfill its obligations under the lease.
Overview
We were formed on December 12, 2012, and we elected to be taxed, and currently qualify, as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2014. We commenced principal operations on March 18, 2014, when we satisfied the minimum offering conditions of our escrow agreement and issued approximately 110,000 shares of our common stock in the Initial Offering. We have no paid employees and are externally advised and managed by CR V Advisors. VEREIT indirectly owns and/or controls our external advisor, CR V Advisors, our dealer manager, CCC, our property manager, CREI Advisors, and our sponsor, Cole Capital.
As we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any current variable rate debt, refinancings or new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions, when applicable, by entering into purchase agreements and loan commitments simultaneously, or through loan assumptions, so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with our future property acquisitions, when applicable, or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges. If we are unable to acquire suitable properties or obtain suitable financing terms for future acquisitions or refinancing, our results of operations may be adversely affected.
Our operating results and cash flows are primarily influenced by rental income from our commercial properties, interest expense on our indebtedness and acquisition and operating expenses. Rental and other property income accounted for 88% and 89% of our total revenue for the three months ended September 30, 2017 and 2016, respectively, and 89% and 88% for the nine months ended September 30, 2017 and 2016, respectively. As 98.8% of our rentable square feet was under lease as of September 30, 2017 (including any month-to-month agreements) with a weighted average remaining lease term of 10.6 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. Our advisor regularly monitors the creditworthiness of each of our tenants by reviewing each tenant’s financial results, credit rating agency reports, when available, on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease.

Operating Highlights and Key Performance Indicators
2017 Activity

•	Acquired 15 properties for an aggregate purchase price of $103.4 million.

•
Issued approximately 2.8 million shares of common stock in the Offerings for proceeds of $72.4 million ($52.6 million in Class A Shares and $19.8 million in Class T Shares) before organization and offering costs, selling commissions and dealer manager fees of $6.2 million.

•	Total debt increased by $28.2 million, from $255.4 million to $283.6 million.
Portfolio Information
As of September 30, 2017, we owned 131 properties, comprising 3.0 million rentable square feet of commercial space located in 33 states, which were 98.8% leased, including any month-to-month agreements, with a weighted average lease term remaining of 10.6 years. As of September 30, 2017, one of our tenants, Walgreens, accounted for 15% of our 2017 annualized rental income. As of September 30, 2017, no single geographic concentration accounted for greater than 10% of our 2017 annualized rental income. In addition, we had tenants in the pharmacy, discount store and sporting goods industries, which accounted for 16%, 14% and 13%, respectively, of our 2017 annualized rental income. The following table shows the property statistics of our real estate assets as of September 30, 2017 and 2016:

	September 30,
	2017	2016
Number of commercial properties	131	116
Rentable square feet (in thousands) (1)	3,014	2,529
Percentage of rentable square feet leased	98.8%	98.9%
Percentage of investment-grade tenants (2)	36.9%	41.8%
______________________

(1)	Includes square feet of buildings on land parcels subject to ground leases.

(2)
Investment-grade tenants are those with a credit rating of BBB- or higher by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) or a credit rating of Baa3 or higher by Moody’s Investor Service, Inc. (“Moody’s”). The ratings may reflect those assigned by Standard & Poor’s or Moody’s to the lease guarantor or the parent company, as applicable.

The following table summarizes our real estate investment activity during the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Commercial properties acquired	4	—	15	4
Purchase price of acquired properties (in thousands)	$46,741	$—	$103,425	$27,614
Rentable square feet (in thousands) (1)	283	—	482	237
______________________

(1)	Includes square feet of buildings on land parcels subject to ground leases.

Results of Operations
The following table provides summary information about our results of operations for the three and nine months ended September 30, 2017 and 2016 (in thousands):

	Three Months Ended September 30,		2017 vs 2016 Increase (Decrease)	Nine Months Ended September 30,		2017 vs 2016 Increase (Decrease)
	2017	2016		2017	2016
Total revenues	$11,749	$10,041	$1,708	$32,580	$30,253	$2,327
General and administrative expenses	$1,135	$1,072	$63	$3,362	$3,213	$149
Property operating expenses	$491	$463	$28	$1,560	$1,411	$149
Real estate tax expenses	$1,012	$874	$138	$2,617	$2,845	$(228)
Advisory fees and expenses	$1,389	$1,230	$159	$3,965	$3,607	$358
Acquisition-related expenses	$35	$2	$33	$527	$1,276	$(749)
Depreciation and amortization	$4,009	$3,374	$635	$11,159	$10,075	$1,084
Operating income	$3,678	$3,026	$652	$9,390	$7,826	$1,564
Interest expense and other, net	$2,960	$3,046	$(86)	$8,324	$9,200	$(876)
Net income (loss)	$718	$(20)	$738	$1,066	$(1,374)	$2,440
Revenue
Our revenues consist primarily of rental and other property income from net leased commercial properties. We also incur certain operating expenses that are subject to reimbursement by our tenants, which results in tenant reimbursement income.
The increase in revenue of $1.7 million and $2.3 million during the three and nine months ended September 30, 2017, respectively, as compared to the same periods in 2016, was primarily due to the acquisition and management of 15 additional income-producing properties subsequent to September 30, 2016. Rental income accounted for 88% and 89% of our total revenue for the three months ended September 30, 2017 and 2016, respectively, and 89% and 88% of our total revenue for the nine months ended September 30, 2017 and 2016, respectively. We also incurred certain operating expenses subject to reimbursement by our tenants, which resulted in $1.4 million and $3.6 million of tenant reimbursement income during the three and nine months ended September 30, 2017, respectively, compared to $1.1 million and $3.7 million, respectively, during the same periods in 2016.
General and Administrative Expenses
The primary general and administrative expense items are escrow and trustee fees, operating expense reimbursements to our advisor, unused fees on the Credit Facility and accounting fees.
The increase in general and administrative expenses of $63,000 and $149,000 during the three and nine months ended September 30, 2017, respectively, as compared to the same periods in 2016, was primarily due to increased escrow and transfer fees, offset by decreased professional fees.
Property Operating Expenses
Property operating expenses such as property repairs, maintenance and property-related insurance include both reimbursable and non-reimbursable property expenses. We are reimbursed by tenants for certain property operating expenses in accordance with the respective lease agreements.
The increase in property operating expenses of $28,000 and $149,000 during the three and nine months ended September 30, 2017, respectively, as compared to the same periods in 2016, was primarily due to the acquisition of 15 additional properties subsequent to September 30, 2016, as well as recognizing a full period of property operating expenses on four properties acquired during the nine months ended September 30, 2016.
Real Estate Tax Expense
The increase in real estate tax expense of $138,000 during the three months ended September 30, 2017, as compared to the same periods in 2016, was primarily due to the acquisition of 15 additional properties subsequent to September 30, 2016.
The decrease in real estate tax expenses of $228,000 during the nine months ended September 30, 2017, as compared to the same periods in 2016, was primarily due to decreased tax assessments on certain properties during the nine months ended September 30, 2017.

Advisory Fees and Expenses
Pursuant to the advisory agreement with CR V Advisors and based upon the amount of our current invested assets, we are required to pay to CR V Advisors a monthly advisory fee equal to one-twelfth of 0.75% of the average asset value. Additionally, we may be required to reimburse certain expenses incurred by CR V Advisors in providing such advisory services, subject to limitations as set forth in the advisory agreement.
The increase in advisory fees and expenses of $159,000 during the three months ended September 30, 2017, as compared to the same period in 2016, was primarily due to an increase in our average asset value to $621.5 million for the three months ended September 30, 2017, compared to $541.2 million for the three months ended September 30, 2016.
The increase in advisory fees and expenses of $358,000 during the nine months ended September 30, 2017, as compared to the same period in 2016, was primarily due to an increase in our average asset value to $586.6 million for the nine months ended September 30, 2017, compared to $526.0 million for the nine months ended September 30, 2016.
Acquisition-Related Expenses
We reimburse CR V Advisors or its affiliates for acquisition-related expenses incurred in the process of acquiring a property or the origination or acquisition of a loan, so long as the total acquisition fees and expenses relating to the transaction do not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of our board of directors, including a majority of our independent directors, as commercially competitive, fair and reasonable to us. We also reimburse CR V Advisors or its affiliates for insourced expenses incurred in the process of acquiring a property or the origination or acquisition of a loan, which are fixed on an annual basis to 0.5% of the contract purchase price of each property and 0.5% of the amount advanced for a loan or other investment, which will be prorated for any partial calendar year; provided, however, that acquisition expenses are not included in the contract purchase price of the property. In April 2017, we early adopted ASU 2017-01, which clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Beginning in April 2017, our acquisitions qualify as asset acquisitions, and as such, acquisition-related fees and certain acquisition-related expenses related to these asset acquisitions are capitalized. Prior to the adoption of ASU 2017-01 in April 2017, costs related to property acquisitions, including acquisition fees described below, were expensed as incurred, and all of our acquisitions were accounted for as business combinations. Prior to April 2017, acquisition-related expenses primarily consisted of legal, deed transfer and other costs related to real estate purchase transactions, including costs incurred for deals that were not consummated. We also pay CR V Advisors or its affiliates acquisition fees of up to 2.0% of: (1) the contract purchase price of each property or asset we acquire; (2) the amount paid in respect of the development, construction or improvement of each asset we acquire; (3) the purchase price of any loan we acquire; and (4) the principal amount of any loan we originate.
The increase in acquisition-related fees and expenses of $33,000 during the three months ended September 30, 2017, compared to the same period in 2016, was primarily due to real estate purchase transaction costs incurred for deals that were not consummated and ultimately canceled during the three months ended September 30, 2017. No such costs were incurred during the three months ended September 30, 2016.
The decrease in acquisition-related fees and expenses of $749,000 during the nine months ended September 30, 2017, as compared to the same period in 2016, was primarily due to the acquisition of two commercial properties prior to the adoption of ASU 2017-01 for an aggregate purchase price of $14.9 million during the nine months ended September 30, 2017, compared to the acquisition of four commercial properties for an aggregate purchase price of $27.6 million during the nine months ended September 30, 2016. During the nine months ended September 30, 2016, acquisition-related costs related to property acquisitions were expensed as incurred.
Depreciation and Amortization Expenses
The increase in depreciation and amortization expenses of $635,000 and $1.1 million during the three and nine months ended September 30, 2017, respectively, as compared to the same periods in 2016, was primarily due to the acquisition of 15 additional properties subsequent to September 30, 2016, as well as recognizing a full period of depreciation and amortization expenses on four properties acquired during the nine months ended September 30, 2016.
Interest Expense and Other, Net
The decrease in interest expense and other, net of $86,000 during the three months ended September 30, 2017, as compared to the same period in 2016, was primarily due to a decrease in the weighted average interest rate to 3.9% during the three months ended September 30, 2017, from 4.1% during the three months ended September 30, 2016.
The decrease in interest expense and other, net of $876,000 during the nine months ended September 30, 2017, as compared to the same period in 2016, was primarily due to a decrease in the average aggregate amount of debt outstanding to

$254.4 million during the nine months ended September 30, 2017, from $274.2 million during the nine months ended September 30, 2016.
Same Store Properties
We review our stabilized operating results, measured by contract rental revenue, from properties that we owned for the entirety of both the current and prior year reporting periods, referred to as “same store” properties. Contract rental revenue is a supplemental non-GAAP financial measure of real estate companies’ operating performance. Contract rental revenue is considered by management to be a helpful supplemental performance measure, as it provides a consistent method for the comparison of our properties. In determining the same store property pool, we include all properties that were owned for the entirety of both the current and prior reporting periods, except for properties during the current or prior year that were under development or redevelopment.
“Non-same store” properties, as reflected in the table below, includes properties acquired on or after July 1, 2016 and any properties under development or redevelopment. As shown in the table below, contract rental revenue on the 116 same store properties for the three months ended September 30, 2017 increased $4,000, as compared to the same period in 2016. The same store properties were 98.6% occupied as of September 30, 2017, as compared to 99.4% occupied as of September 30, 2016. The following table shows the contract rental revenue from properties owned for both of the entire three months ended September 30, 2017 and 2016, along with a reconciliation to rental income, calculated in accordance with GAAP (dollar amounts in thousands):

	Number of Properties	Three Months Ended September 30,		Increase (Decrease)
Contract rental revenue		2017	2016	$ Change	% Change
Rental income – as reported		$10,303	$8,895	$1,408	16%
Less: Amortization (1)		(78)	(63)	(15)	24%
Less: Straight-line rental income		574	254	320	126%
Total contract rental revenue		9,807	8,704	1,103	13%

Less: “Non-same store” properties	15	1,099	—	1,099	100%
“Same store” properties	116	$8,708	$8,704	$4	0.0%
______________________
(1) Includes amortization of above- and below-market lease intangibles and deferred lease incentives.
“Non-same store” properties, as reflected in the table below, includes properties acquired on or after January 1, 2016 and any properties under development or redevelopment. As shown in the table below, contract rental revenue on the 112 same store properties for the nine months ended September 30, 2017 decreased $28,000, as compared to the same period in 2016. The same store properties were 98.5% occupied as of September 30, 2017, as compared to 99.3% occupied as of September 30, 2016. The following table shows the contract rental revenue from properties owned for both of the entire nine months ended September 30, 2017 and 2016, along with a reconciliation to rental income, calculated in accordance with GAAP (dollar amounts in thousands):

	Number of Properties	Nine Months Ended September 30,		Increase (Decrease)
Contract rental revenue		2017	2016	$ Change	% Change
Rental income – as reported		$29,022	$26,525	$2,497	9%
Less: Amortization (1)		(205)	(195)	(10)	5%
Less: Straight-line rental income		1,150	810	340	42%
Total contract rental revenue		28,077	25,910	2,167	8%

Less: “Non-same store” properties	19	3,262	1,067	2,195	206%
“Same store” properties	112	$24,815	$24,843	$(28)	(0.1)%
______________________
(1) Includes amortization of above- and below-market lease intangibles and deferred lease incentives.
Distributions
The Board authorized a daily distribution, based on 365 days in the calendar year, of $0.004315068 per Class A Share for stockholders of record of such class of shares as of the close of business on each day of the period commencing on January 1, 2017 and ending on March 31, 2018. The Board authorized a daily distribution on Class T Shares to our stockholders of record of such class of shares as of the close of business on each day of the period commencing on January 1, 2017 and ending on March 31, 2018, equal to $0.004315068 per Class T Share, less the per share distribution and stockholder servicing fees that are payable with respect to the Class T Shares (as calculated on a daily basis). As of September 30, 2017, we had distributions payable of $1.9 million.
During the nine months ended September 30, 2017 and 2016, we paid distributions of $16.2 million and $12.3 million, respectively, including $7.9 million and $6.3 million, respectively, through the issuance of shares pursuant to the DRIP. Net cash provided by operating activities for the nine months ended September 30, 2017 and 2016 was $12.4 million and $9.7 million, respectively, and reflected a reduction for real estate acquisition-related expenses incurred of $527,000 and $1.3 million, respectively, in accordance with GAAP. Prior to the adoption of ASU 2017-01 in April 2017, we treated our real estate acquisition-related fees and expenses as funded by proceeds from the Initial Offering, including proceeds from the DRIP. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the nine months ended September 30, 2017 and 2016 includes the amount by which real estate acquisition-related fees and expenses have reduced net cash flows from operating activities of $470,000 and $1.3 million, respectively. Our distributions for the nine months ended September 30, 2017, including shares issued pursuant to the DRIP, were funded by cash flows from operations of $12.4 million, or 77%, and proceeds from the Offerings of $3.8 million, or 23%, including proceeds from prior periods. Our distributions for the nine months ended September 30, 2016, including shares issued pursuant to the DRIP, were funded by cash flows from operations of $9.7 million, or 78%, and proceeds from the Initial Offering of $2.6 million, or 22%.
Share Redemptions
Our share redemption program permits our stockholders to sell their shares of common stock back to us after they have held them for at least one year, subject to certain conditions and limitations. We may waive the one-year holding period upon request in the event of death, bankruptcy or other exigent circumstances as determined by our advisor. In addition, the Board may choose to amend the terms of, suspend or terminate our share redemption program at any time upon 30 days’ notice. Funding for the redemption of shares will be limited to the cumulative net proceeds we receive from the sale of shares under the DRIP, net of shares redeemed to date. We will not redeem in excess of 5.0% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid. In addition, we will generally limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter for which the redemptions are being paid, and to the net proceeds we receive from the sale of shares in the respective quarter under the DRIP. Any of the foregoing limits might prevent us from accommodating all redemption requests made in any fiscal quarter or in any 12-month period. We received redemption requests of $5.2 million in excess of the net proceeds we received from the issuance of shares under the DRIP during the three months ended September 30, 2017. Management, in its discretion, elected to pay the full amount of redemptions for the three months ended September 30, 2017, which did not exceed 5.0% of the weighted average number of shares outstanding during the trailing 12-month period. During the nine months ended September 30, 2017, we received valid redemption requests under our share redemption program totaling approximately 462,000 shares, of which we redeemed approximately 129,000 shares as of September 30, 2017 for $3.0 million at an average redemption price of $23.65 per share and approximately 333,000 shares subsequent to September 30, 2017 for $8.0 million at an average redemption price of $23.90 per share. A valid redemption request is one that complies with the applicable requirements and guidelines of our current share redemption program. The share redemptions were funded with proceeds from the DRIP.
Liquidity and Capital Resources
General
We expect to utilize funds from the Offerings and future proceeds from secured or unsecured financing to complete future property acquisitions and for general corporate uses. Our operating cash flows will primarily be provided by the rental income received from leased properties. As of September 30, 2017, we had raised $394.1 million of gross proceeds from the Offerings ($366.2 million in Class A Shares and $27.9 million in Class T Shares) before organization and offering costs, selling commissions and dealer manager fees of $38.2 million.
Our Credit Facility provides for borrowings of up to $300.0 million, which includes a $120.0 million Term Loan and up to $180.0 million in Revolving Loans. As of September 30, 2017, we had $109.0 million in unused capacity under the Credit Facility, subject to borrowing availability. As of September 30, 2017, we also had cash and cash equivalents of $2.1 million.
Short-term Liquidity and Capital Resources
We expect our operating cash flows to increase as we continue to acquire properties. On a short-term basis, our principal demands for funds will be for the acquisition of real estate investments and the payment of acquisition-related expenses, operating expenses, distributions to stockholders and interest and principal on current and any future debt financings, including principal repayments of $71.0 million due April 2018. We expect to meet our short-term liquidity requirements through net cash flows provided by operations and proceeds from the Offerings, as well as secured or unsecured borrowings from banks and other lenders to finance our future acquisitions. With respect to our debt maturing in April 2018, we expect to refinance the debt or enter into new financing arrangements in order to meet our debt obligations. We believe that the resources stated above will be sufficient to satisfy our operating requirements for the foreseeable future, and we do not anticipate a need to raise funds from sources other than those described above within the next 12 months.
All organization and offering expenses (excluding selling commissions, dealer manager fees and the distribution and stockholder servicing fees) are paid for by CR V Advisors or its affiliates and are reimbursed by us up to 2.0% of aggregate gross proceeds. A portion of the other organization and offering expenses may be underwriting compensation. As of September 30, 2017, CR V Advisors had paid organization and offering expenses in excess of 2.0% of aggregate gross offering proceeds. The amounts in excess of 2.0% of aggregate gross offering proceeds were not included in our condensed consolidated financial statements because such amounts were not a liability of ours as they exceeded 2.0% of proceeds from the Initial Offering. As we raise additional proceeds from the Follow-on Offering, these excess amounts may become payable.
Long-term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related investments and the payment of tenant improvements, acquisition-related expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on any current and future indebtedness. Generally, we expect to meet our long-term liquidity requirements through proceeds from the sale of our common stock, proceeds from secured or unsecured borrowings from banks and other lenders and net cash flows provided by operations.
We expect that substantially all net cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid; however, we have used, and may continue to use, other sources to fund distributions, as necessary, including proceeds from the Offerings, borrowings on our Credit Facility and/or future borrowings on unencumbered assets. To the extent that cash flows from operations are lower due to fewer properties being acquired or lower than expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offerings or debt financings will be used to fund acquisitions, certain capital expenditures, repayments of outstanding debt or distributions to our stockholders.
Contractual Obligations
As of September 30, 2017, we had $283.6 million of debt outstanding with a weighted average interest rate of 3.9%. See Note 7 — Notes Payable and Credit Facility to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q for certain terms of our debt outstanding.
Our contractual obligations as of September 30, 2017 were as follows (in thousands):

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments – credit facility	$191,000	$71,000	$120,000	$—	$—
Interest payments – credit facility (2)	9,013	5,079	3,934	—	—
Principal payments – fixed rate debt (3)	92,600	—	288	68,428	23,884
Interest payments – fixed rate debt (4)	18,151	3,766	7,713	4,368	2,304
Total	$310,764	$79,845	$131,935	$72,796	$26,188
______________________

(1)	The table does not include amounts due to CR V Advisors or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.

(2)
We executed a swap agreement associated with the Term Loan, which had the effect of fixing the variable interest rate per annum through the maturity date of the loan. As of September 30, 2017, the interest rate was 4.0%. Payment obligations for the Revolving Loans outstanding under the Credit Facility are based on the weighted average interest rate in effect as of September 30, 2017, of 3.7%.

(3)	Principal payment amounts reflect actual payments based on the face amount of notes payable that are secured by our wholly-owned properties.

(4)
As of September 30, 2017, we had $21.1 million of variable rate debt effectively fixed through the use of interest rate swap agreements. We used the effective interest rates fixed under our interest rate swap agreements to calculate the debt payment obligations in future periods.

We expect to incur additional borrowings in the future to acquire additional properties and make other real estate-related investments. There is no limitation on the amount we may borrow against any single improved property. Our borrowings will not exceed 75% of the cost of our gross assets (or 300% of net assets) as of the date of any borrowing, which is the maximum level of indebtedness permitted under the North American Securities Administrators Association Statement of Policy Regarding Real Estate Investment Trusts; however, we may exceed that limit if approved by a majority of our independent directors and disclosed to our stockholders in the next quarterly report along with justification for such excess borrowing. The Board has adopted a policy to further limit our borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets, unless the excess borrowing is approved by a majority of our independent directors and disclosed to our stockholders in the next quarterly report along with the justification for such excess borrowing. A majority of the Board (including a majority of the independent directors) determined that, as a general policy, borrowing in excess of 60% of the greater of cost (before deducting depreciation and other non-cash reserves) or fair market value of our gross assets is justified and in the best interests of us and our stockholders during our capital raising stage. Fair market value is based on the estimated market value of our real estate assets as of December 31, 2016 that were used to determine our estimated per share NAV, and for those assets acquired from January 1, 2017 through September 30, 2017 is based on the purchase price. As of September 30, 2017, our ratio of debt to the cost (before deducting depreciation or other non-cash reserves) of our gross assets was 47.0% and our ratio of debt to the fair market value of our gross assets was 43.8%.
Our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage, and we therefore believe that the presentation of net debt provides useful information to investors. Net debt is a non-GAAP measure used to show our outstanding principal debt balance, excluding certain GAAP adjustments, such as premiums or discounts, less all cash and cash equivalents. As of September 30, 2017, our net debt leverage ratio, which is the ratio of net debt to total gross real estate assets net of gross intangible lease liabilities, was 46.7%. The following table provides a reconciliation of the credit facility and notes payable, net balance, as reported on our condensed consolidated balance sheet, to net debt as of September 30, 2017 (dollar amounts in thousands):

Balance as of September 30, 2017
Credit facility and notes payable, net	$282,434
Deferred costs and net premiums (1)	1,166
Less: Cash and cash equivalents	(2,097)
Net debt	$281,503

Gross real estate assets, net (2)	$602,798
Net debt leverage ratio	46.7%
______________________
(1) Deferred costs relate to mortgage notes payable and the term portion of the Credit Facility.
(2) Net of gross intangible lease liabilities.
As of September 30, 2017, we had entered into a purchase agreement with an unaffiliated third-party seller to acquire a 100% interest in one retail property, subject to meeting certain criteria, for a purchase price of $4.8 million, exclusive of closing costs. As of September 30, 2017, we had a $50,000 escrow deposit held by an escrow agent in connection with this potential property acquisition. This deposit is included in the accompanying condensed consolidated balance sheets in prepaid expenses, derivative asset and other assets and could be forfeited under certain circumstances. As of September 30, 2017, the escrow deposit had not been forfeited. The potential acquisition is subject to customary closing conditions, and we can give no assurance that the closing will occur.
Cash Flow Analysis
Operating Activities. Net cash provided by operating activities increased by $2.7 million to $12.4 million for the nine months ended September 30, 2017, compared to $9.7 million for the nine months ended September 30, 2016. The change was primarily due to the acquisition of 15 additional properties subsequent to September 30, 2016, resulting in an increase in net income of $2.4 million and an increase in depreciation and amortization expenses related to real estate assets and deferred financing costs totaling $1.4 million, offset by a net decrease in working capital accounts of $630,000. See “— Results of Operations” for a more complete discussion of the factors impacting our operating performance.
Investing Activities. Net cash used in investing activities increased by $75.2 million to $103.5 million for the nine months ended September 30, 2017, compared to $28.3 million for the nine months ended September 30, 2016. The increase resulted primarily from the purchase of 15 properties for an aggregate purchase price of $103.4 million during the nine months ended

September 30, 2017, compared to the purchase of four properties for an aggregate purchase price of $27.6 million during the nine months ended September 30, 2016.
Financing Activities. Net cash provided by financing activities increased $62.5 million to $74.0 million for the nine months ended September 30, 2017, compared to $11.5 million for the nine months ended September 30, 2016. The change was primarily due an increase in proceeds from the Offerings of $4.9 million and an increase in net proceeds from our Credit Facility and notes payable of $60.2 million, offset by an increase in distributions to investors of $2.3 million.
Election as a REIT
We elected to be taxed, and currently qualify, as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2014. To maintain our qualification as a REIT, we must continue to meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains).
If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost, unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to maintain our qualification as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying condensed consolidated financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying condensed consolidated financial statements.
Critical Accounting Policies and Estimates
Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements, which should be read in conjunction with the more complete discussion of our accounting policies and procedures included in Note 2 — Summary of Significant Accounting Policies to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2016. We consider our critical accounting policies to be the following:

•	Recoverability of Real Estate Assets; and

•	Allocation of Purchase Price of Real Estate Assets.
A complete description of such policies and our considerations is contained in our Annual Report on Form 10-K for the year ended December 31, 2016. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2016 and related notes thereto.
Related-Party Transactions and Agreements
We have entered into agreements with CR V Advisors or its affiliates whereby we agree to pay certain fees to, or reimburse certain expenses of, CR V Advisors or its affiliates such as acquisition and advisory fees and expenses, organization and offering costs, selling commissions, dealer manager fees and expenses, distribution and stockholder servicing fees, leasing fees and reimbursement of certain operating costs. See Note 10 — Related-Party Transactions and Arrangements to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q for a discussion of the various related-party transactions, agreements and fees.
Conflicts of Interest
Affiliates of CR V Advisors act as an advisor to, and our chief executive officer and our chief financial officer act as executive officers and/or a director of, Cole Credit Property Trust IV, Inc., Cole Office & Industrial REIT (CCIT II), Inc., Cole Real Estate Income Strategy (Daily NAV), Inc., Cole Office & Industrial REIT (CCIT III), Inc., and/or other real estate offerings in registration, all of which are or intend to be public, non-listed REITs offered, distributed and/or managed by affiliates of CR V Advisors. As such, there are conflicts of interest where CR V Advisors or its affiliates, while serving in the capacity as sponsor, general partner, officer, director, key personnel and/or advisor for VEREIT or another real estate program sponsored by Cole Capital, including other real estate offerings in registration, may be in conflict with us in connection with providing services to other real estate-related programs related to property acquisitions, property dispositions, and property management, among others. The compensation arrangements between affiliates of CR V Advisors and VEREIT and these other real estate programs sponsored by Cole Capital could influence the advice provided to us. See Part I, Item 1. Business — Conflicts of Interest in our Annual Report on Form 10-K for the year ended December 31, 2016.
Off-Balance Sheet Arrangements
As of September 30, 2017 and December 31, 2016, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk
Market Risk
The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. Our market risk arises primarily from interest rate risk relating to variable-rate borrowings. To meet our short and long-term liquidity requirements, we borrow funds at a combination of fixed and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to manage our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, collars and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not intend to hold or issue these derivative contracts for trading or speculative purposes. We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.
Interest Rate Risk
As of September 30, 2017, we had an aggregate balance of $71.0 million of variable rate debt outstanding under our Credit Facility, excluding any debt subject to interest rate swap agreements, and therefore, we are exposed to interest rate changes in LIBOR. As of September 30, 2017, an increase or decrease of 50 basis points in interest rates would result in an increase or decrease in interest expense of $355,000 per annum.
As of September 30, 2017, we had two interest rate swap agreements outstanding, which mature on April 25, 2019 and February 1, 2021, with an aggregate notional amount of $141.1 million and an aggregate fair value of $252,000. The fair value of these interest rate swap agreements is dependent upon existing market interest rates and swap spreads. As of September 30, 2017, an increase of 50 basis points in interest rates would result in a derivative asset of $628,000, representing a $376,000 net increase to the fair value of the net derivative asset. A decrease of 50 basis points would result in a derivative liability of $129,000, representing a $381,000 net decrease to the fair value of the net derivative asset.
As the information presented above includes only those exposures that existed as of September 30, 2017, it does not consider exposures or positions arising after that date. The information presented herein has limited predictive value. Future actual realized gains or losses with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations.
These amounts were determined by considering the impact of hypothetical interest rate changes on our borrowing costs and assume no other changes in our capital structure.
Credit Risk
Concentrations of credit risk arise when a number of tenants are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to us, to be similarly affected by changes in economic conditions. We are subject to tenant, geographic and industry concentrations. Any downturn of the economic conditions in one or more of these tenants, states or industries could result in a material reduction of our cash flows or material losses to us.
The factors considered in determining the credit risk of our tenants include, but are not limited to: payment history; credit status and change in status (credit ratings for public companies are used as a primary metric); change in tenant space needs (i.e., expansion/downsize); tenant financial performance; economic conditions in a specific geographic region; and industry specific credit considerations. We believe that the credit risk of our portfolio is reduced by the high quality of our existing tenant base, reviews of prospective tenants’ risk profiles prior to lease execution and consistent monitoring of our portfolio to identify potential problem tenants and mitigation options.

Item 4.	Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that no controls and procedures, no matter how well designed and operated, can provide absolute assurance of achieving the desired control objectives.
As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, an evaluation as of September 30, 2017 was conducted under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of September 30, 2017, were effective at a reasonable assurance level.
Changes in Internal Control Over Financial Reporting
No change occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the three months ended September 30, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings
In the ordinary course of business, we may become subject to litigation or claims. We are not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or to which our properties are the subject.

Item 1A.	Risk Factors
Except as set forth below, there have been no material changes from the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2016.
We have paid, and may continue to pay, some of our distributions from sources other than cash flows from operations, including borrowings, proceeds from asset sales or the sale of securities in the Offerings or future offerings, which may reduce the amount of capital we ultimately invest in real estate and may negatively impact the value of our stockholders’ investment in our common stock.
To the extent that cash flow from operations has been or is insufficient to fully cover our distributions to our stockholders, we have paid, and may continue to pay, some of our distributions from sources other than cash flow from operations. Such sources may include borrowings, proceeds from asset sales or the sale of our securities in the Offerings or future offerings. We have no limits on the amounts we may pay from sources other than cash flow from operations. The payment of distributions from sources other than cash provided by operating activities may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds, and may cause investors to experience dilution. This may negatively impact the value of our stockholders’ investment in our common stock.
During the nine months ended September 30, 2017, we paid distributions of $16.2 million, including $7.9 million through the issuance of shares pursuant to the DRIP. Net cash provided by operating activities for the nine months ended September 30, 2017 was $12.4 million and reflected a reduction for real estate acquisition-related expenses incurred of $527,000 in accordance with GAAP. Prior to the adoption of ASU 2017-01 in April 2017, we treated our real estate acquisition-related fees and expenses as funded by proceeds from the Initial Offering, including proceeds from the DRIP. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the nine months ended September 30, 2017 includes the amount by which real estate acquisition-related fees and expenses have reduced net cash flows from operating activities of $470,000. Our distributions paid for the nine months ended September 30, 2017, including shares issued pursuant to the DRIP, were funded by cash flows from operations of $12.4 million, or 77%, and proceeds from the Offerings of $3.8 million, or 23%, including proceeds from prior periods.
During the year ended December 31, 2016, we paid distributions of $17.0 million, including $8.6 million through the issuance of shares pursuant to the DRIP. Net cash provided by operating activities for the year ended December 31, 2016 was $11.4 million and reflected a reduction for real estate acquisition-related fees and expenses incurred of $1.3 million, in accordance with GAAP. We treated our real estate acquisition-related fees and expenses as funded by proceeds from the Initial Offering, including proceeds from the DRIP. Therefore, for consistency, proceeds from the issuance of common stock for the year ended December 31, 2016 are considered a source of our distributions to the extent that real estate acquisition-related fees and expenses have reduced net cash flows provided by operating activities. As such, the distributions for the year ended December 31, 2016 were covered by net cash provided by operating activities of $11.4 million, or 67%, and proceeds from the issuance of common stock of $5.6 million, or 33%, including proceeds from prior periods.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
As of September 30, 2017, we had issued approximately 15.7 million shares of our common stock in the Offerings for gross offering proceeds of $394.1 million ($366.2 million in Class A Shares and $27.9 million in Class T Shares), before offering costs, selling commissions and dealer manager fees of $38.2 million, out of which we paid $30.3 million in selling commissions and dealer manager fees and $7.9 million in organization and offering costs payable to CR V Advisors or its affiliates. In addition, we pay CCC a distribution and stockholder servicing fee for Class T Shares sold in the primary portion of the Initial Offering. Through October 4, 2016, we paid a distribution and stockholder servicing fee for Class T shares that was calculated on a daily basis in the amount of 1/365th of 0.8% of the estimated per share NAV of the Class T Shares sold in the primary portion of the Initial Offering. Beginning on October 5, 2016, the distribution and stockholder servicing fee is calculated on a daily basis in an amount equal to 1/365th of 1.0% of the estimated per share NAV of the Class T Shares sold in the primary portion of the Offerings. The aggregate distribution and stockholder servicing fee for Class T Shares will not exceed an amount equal to 4.0% of the total gross offering proceeds of Class T Shares sold in the primary portion of the Offerings. We pay the distribution and stockholder servicing fee from cash flow from operations or, if our cash flow from operations is not sufficient to pay the distribution and stockholder servicing fee, from borrowings in anticipation of future cash flow. With the net offering proceeds and indebtedness, we acquired $602.8 million in real estate and related assets and incurred acquisition-related expenses of $19.4 million, including costs of $14.8 million in acquisition fees and expense reimbursements to CR V Advisors.
On August 1, 2017, the Registration Statement on Form S-11 (Registration No. 333-215274) for the Follow-on Offering of an aggregate of $1.2 billion in Class A Shares and Class T Shares in the primary portion of the Follow-on Offering and an additional $300.0 million in shares of common stock pursuant to the Second Amended and Restated DRIP was declared effective by the SEC. As of November 9, 2017, we have sold approximately 16.0 million shares of our common stock in the Offerings for gross offering proceeds of $401.0 million ($370.7 million in Class A Shares and $30.3 million in Class T Shares).
The Board has adopted a share redemption program that permits our stockholders to sell their shares back to us after they have held them for at least one year, subject to the significant conditions and limitations described in the Registration Statements for the Offerings. We may waive the one-year holding period upon request in the event of death, bankruptcy or other exigent circumstances as determined by our advisor. In addition, the Board may choose to amend the terms of, suspend or terminate our share redemption program at any time upon 30 days’ notice. Funding for the redemption of shares will be limited to the cumulative net proceeds we receive from the sale of shares under the DRIP, net of shares redeemed to date. Under our share redemption program, we will not redeem in excess of 5.0% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid. In addition, we will generally limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter for which the redemptions are being paid, and to the net proceeds we receive from the sale of shares in the respective quarter under the DRIP. Any of the foregoing limits might prevent us from accommodating all redemption requests made in any fiscal quarter or in any 12-month period.
In general, we redeem shares on a quarterly basis. During the three months ended September 30, 2017, we redeemed shares, including those redeemable due to death, as follows:

Period	Share Class	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
July 1, 2017 – July 31, 2017
	Class A Shares	—	$—	—	(1)
	Class T Shares	—	$—	—	(1)
August 1, 2017 – August 31, 2017
	Class A Shares	62,158	$23.73	62,158	(1)
	Class T Shares	—	$—	—	(1)
September 1, 2017 – September 30, 2017
	Class A Shares	—	$—	—	(1)
	Class T Shares	—	$—	—	(1)
Total		62,158		62,158	(1)
______________________

(1)	A description of the maximum number of shares that may be purchased under our share redemption program is included in the narrative preceding this table.
Unregistered Sales of Equity Securities
None.

Item 3.	Defaults Upon Senior Securities
None.

Item 4.	Mine Safety Disclosures
Not applicable.

Item 5.	Other Information
None.

Item 6.	Exhibits
The following exhibits are included, or incorporated by reference, in this Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description
3.1
Articles of Amendment and Restatement of Cole Credit Property Trust V, Inc. dated February 7, 2014 (Incorporated by reference to Exhibit 3.1 to the Company’s Pre-Effective Amendment No. 2 to Form S-11 (File No. 333-189891), filed February 10, 2014).

3.2
Articles of Amendment of the Articles of Amendment and Restatement of Cole Credit Property Trust V, Inc. dated March 7, 2014 (Incorporated by reference to Exhibit 3.2 to the Company’s Pre-Effective Amendment No. 3 to Form S-11 (File No. 333-189891), filed March 13, 2014).

3.3
Articles of Amendment to the Articles of Amendment and Restatement of Cole Credit Property Trust V, Inc., filed on March 4, 2016 (Incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K (File No. 000-55437), filed March 8, 2016).

3.4
Articles of Amendment to the Articles of Amendment and Restatement of Cole Credit Property Trust V, Inc. filed on August 2, 2017 (Incorporated by reference to Exhibit 3.6 to the Company’s Post-Effective Amendment No. 1 to Form S-11 (File No. 333-215274), filed August 2, 2017).

3.5
Articles Supplementary to the Articles of Amendment and Restatement of Cole Credit Property Trust V, Inc., filed on March 4, 2016 (Incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K (File No. 000-55437), filed March 8, 2016).

3.6
Amended and Restated Bylaws of Cole Credit Property Trust V, Inc. effective February 7, 2014 (Incorporated by reference to Exhibit 3.2 to the Company’s Pre-Effective Amendment No. 2 to Form S-11 (File No. 333-189891), filed February 10, 2014).

4.1	Form of Initial Subscription Agreement (Incorporated by reference to Exhibit 4.1 to the Company’s Post-Effective Amendment No. 7 to Form S-11 (File No. 333-189891), filed April 14, 2017).
4.2	Form of Additional Subscription Agreement (Incorporated by reference to Exhibit 4.2 to the Company’s Post-Effective Amendment No. 7 to Form S-11 (File No. 333-189891), filed April 14, 2017).
4.3
Form of Initial Subscription Agreement (Incorporated by reference to Appendix B to Supplement No. 5 to the Company’s Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-215274), filed November 8, 2017).

4.4
Form of Additional Subscription Agreement (Incorporated by reference to Appendix C to Supplement No. 5 to the Company’s Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-215274), filed November 8, 2017).

4.5
Amended and Restated Distribution Plan, effective as of May 1, 2016 (Incorporated by reference to Appendix D to the Company’s Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-189891), filed April 29, 2016).

4.6
Second Amended and Restated Distribution Reinvestment Plan (Incorporated by reference to Appendix D to the Company’s Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-215274), filed August 1, 2017).

10.1
Second Amended and Restated Dealer Manager Agreement between Cole Credit Property Trust V, Inc. and Cole Capital Corporation dated August 1, 2017 (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K (File No. 000-55437), filed August 2, 2017).

10.2
First Amendment to the Advisory Agreement between Cole Credit Property Trust V, Inc. and Cole REIT Advisors V, LLC dated August 2, 2017 (Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K (File No. 000-55437), filed August 2, 2017).

31.1*	Certifications of the Principal Executive Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certifications of the Principal Financial Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**
Certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.
**
In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Cole Credit Property Trust V, Inc.
(Registrant)

By:	/s/ Nathan D. DeBacker
Name:	Nathan D. DeBacker
Title:	Chief Financial Officer and Treasurer
(Principal Financial Officer)
Date: November 13, 2017

CCPT-SUP-7E